05010596

FILE – 82 - 34667

SUPPL

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of March 31, 2005, and the related statements of income for the quarter then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended March 31, 2005, whose investment amounts to R$395,461 thousand and represents 38.66% of the Company's assets, whose assets represent 45.56% of total consolidated assets, and generated an equity loss of R$522 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended March 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We have audited the consolidated and individual balance sheets as of December 31, 2004, presented for comparative purposes, and our opinion thereon, dated January 21, 2005, includes no qualifications. The statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified review report (on individual information) and a comfort letter on consolidated information, dated May 7, 2004 and April 27, 2005, respectively.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION **Base Period - 03/31/2005**
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE		
35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9066	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3813-5563	3037-9076		

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME	
João Pinheiro Nogueira Batista	
2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2005	12/31/2005	1st	01/01/2005	03/31/2005	4th	10/01/2005	12/31/2004

9- AUDITOR NAME	10 -CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NAME OF THE ENGAGEMENT PARTNER	12 - FEDERAL TAXPAYERS' CODE
João Eugenio Leitão Filho	860.061.428-72

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION **Base Period - 03/31/2005**
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 03/31/2005	2-PRIOR QUARTER 12/31/2004	3-SAME QUARTER OF LAST YEAR - 03/31/2004
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	129,320	129,320	123,820
TOTAL	226,695	226,695	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY´S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION Total
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/20/2005	Dividends	05/31/2005	ON	0.12400
02	EOGSM	04/20/2005	Dividends	05/31/2005	PN	0.12400

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAID-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF CHANGE	3-CAPITAL STOCK (In R$ THOUSANDS)	4-AMOUNT OF CHANGE (In R$ THOUSANDS)	5-ORIGIN OF CHANGE	6-QUANTITY OF SHARES ISSUED	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
05/11/2005	

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
1	TOTAL ASSETS	1,022,909	1,000,458
1.01	CURRENT ASSETS	22,728	34,245
1.01.01	CASH AND CASH EQUIVALENTS	17,710	29,197
1.01.01.01	CASH AND BANK ACCOUNTS	48	2,820
1.01.01.02	TEMPORARY CASH INVESTIMENTS	17,662	26,377
1.01.02	CREDITS	4,930	4,920
1.01.02.01	RECOVERABLE TAXES	3,442	3,551
1.01.02.02	DEFERRED INCOME TAXES	694	579
1.01.02.03	OTHER CREDITS	794	790
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	88	128
1.01.04.01	PREPAID EXPENSES	88	128
1.02	NONCURRENT ASSETS	10,689	7,304
1.02.01	MISCELLANEOUS CREDITS	218	187
1.02.01.01	DEFERRED INCOME TAXES	218	187
1.02.02	LOANS DUE FROM RELATED PARTIES	10,471	7,117
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	10,471	6,786
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	331
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	989,492	958,909
1.03.01	INVESTMENTS	988,738	958,122
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	984,230	953,447
1.03.01.02.01	SUZANO QUÍMICA LTDA.	807,305	789,884
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	176,925	163,563
1.03.01.03	OTHER INVESTMENTS	4,508	4,675
1.03.01.03.01	UNAMORTIZED GOODWILL	4,508	4,675
1.03.02	PROPERTY, PLANT AND EQUIPMENT	754	787
1.03.02.01	OTHER ASSETS	754	787
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
2	TOTAL LIABILITIES	1,022,909	1,000,458
2.01	CURRENT LIABILITIES	36,439	38,027
2.01.01	LOANS	6,307	6,490
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	475	253
2.01.04.01	TAXES PAYABLE	475	253
2.01.05	DIVIDENDS PAYABLE	28,132	28,132
2.01.06	PROVISIONS	524	1,705
2.01.06.01	BONUS PROVISION	524	1,705
2.01.07	DEBT WITH RELATED COMPANIES	285	214
2.01.08	OTHER	716	1,233
2.01.08.01	SALARIES AND PAYROLL TAXES	684	711
2.01.08.02	ACCOUNTS PAYABLE	32	522
2.02	LONG TERM LIABILITIES	3,766	6,769
2.02.01	LOANS	3,127	6,220
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	639	549
2.02.03.01	OTHER	639	549
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	982,704	955,662
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVES	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	27,042	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	26,893	26,893	19,452	19,452
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4,421)	(4,421)	(4,027)	(4,027)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(4,421)	(4,421)	(4,027)	(4,027)
3.06.03	FINANCIAL	698	698	(117)	(117)
3.06.03.01	INTEREST INCOME	1,030	1,030	287	287
3.06.03.02	INTEREST EXPENSE	(332)	(332)	(404)	(404)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(167)	(167)	(167)	(167)
3.06.05.01	GOODWILL AMORTIZATION	(167)	(167)	(167)	(167)
3.06.06	EQUITY PICK UP FROM INVESTEES	30,783	30,783	23,763	23,763
3.07	OPERATING INCOME	26,893	26,893	19,452	19,452
3.08	NON OPERATING INCOME	5	5	0	0
3.08.01	INCOME	5	5	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	26,898	26,898	19,452	19,452
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	144	144	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	27,042	27,042	19,452	19,452
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.11929	0.11929	0.08794	0.08794
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.
Politeno Indústria e Comércio S.A.
Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.
Petroflex Indústria e Comércio S.A.
Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.
Rio Polímeros S.A.
Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the end of the first semester of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming at mainly the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUATERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and normative ruling from Brazilian Securities Exchange Commission (CVM).

3 - SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

4 - CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes the Company and its direct and indirect subsidiaries and the jointly-controlled subsidiaries, which were consolidated proportionally, as follows:

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.38%	98.11%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do Nordeste S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	89.06%	86.59%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.89%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

The consolidation procedures applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

The reconciliation of the net income for the period ended March 31, 2004 of the Company and the consolidated financial information is as follows:

Consolidated financial information	19,401
Adjustments in subsidiaries shareholder's equity	51
Company's individual financial information	19,452

5 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	3/31/05	12/31/04
Domestic	200,186	162,147
Overseas	66,678	86,330
Discounted notes	(45,906)	(77,164)
Allowance for doubtful accounts	(18,075)	(16,359)
	202,883	154,954

6 - INVENTORIES - CONSOLIDATED

	3/31/05	12/31/04
Finished goods	108,440	86,066
Work in process	674	883
Raw material	37,102	38,442
Auxiliary and maintenance materials and other	14,501	15,884
	160,717	141,275

7 - RECOVERABLE TAXES - CONSOLIDATED

	3/31/05	12/31/04
Income tax and social contribution	5,071	6,047
Recoverable ICMS (net of provision for losses)	122,297	118,568
Other taxes	4,979	3,303
	132,347	127,918
Current portion	35,329	28,306
Noncurrent portion	97,018	99,612

From the total balance of recoverable ICMS as of March 31, 2005, R$38,704 (R$39,393 as of December 31, 2004) relates to Politeno. The management of this jointly-controlled subsidiary is making efforts to collect these credits, as well as has adopted measures aimed at reducing the future flow of credits. In addition, the alienation of a portion of these credits to third parties was already formalized, pending of approval of the subject transfers by the Finance Agency of the State of Bahia. During the quarter, Politeno received authorization by the Finance Agency of the State of Bahia to trade R$5,944, which was utilized during the quarter.

In the case of Politeno, negotiations have been conducted with the Finance Agency to realize the remaining balances of credits aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast program and the use of credits to pay for the indirect importation of petrochemical naphtha.

From the total balance of recoverable ICMS as of March 31, 2005, R$46,884 (R$45,546 as of December 31, 2004) relate to Rio Polímeros, amount reflecting the long-term obligation, based on Decree Law # 25,665/99, from the importation of equipment and spare parts for the setting up of the plant.

From the total balance of recoverable ICMS as of March 31, 2005, R$33,626 (R$31,995 as of December 31, 2004) relate to Polibrasil, which is making efforts to collect these credits.

The management of the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the subject carrying amount to the likely recoverable value.

8 - INCOME AND SOCIAL CONTRIBUTION TAXES - CONSOLIDATED

a) Deferred taxes

Tax credits recognized by jointly-controlled subsidiaries over temporary differences and tax losses, as follows:

	3/31/05					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	694	694
	-	35	2,436	-	694	3,165
Noncurrent portion						
Tax losses	358	-	741	-	-	1,099
Temporary differences	-	8,437	8,275	2,155	218	19,085
	358	8,437	9,016	2,155	218	20,184

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	12/31/04					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Current portion						
Tax losses	-	35	2,479	-	-	2,514
Temporary differences	-	1,661	-	-	579	2,240
	-	1,696	2,479	-	579	4,754
Noncurrent portion						
Tax losses	106	-	-	-	-	106
Temporary differences	-	6,344	9,568	2,313	187	18,412
	106	6,344	9,568	2,313	187	18,518

The companies recognized deferred income taxes on tax losses, from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30% of yearly taxable income. The companies expect to recover these tax credits as follows:

- Rio Polímeros S.A. - to 2006;
- Petroflex Indústria e Comércio S.A. - to 2009;
- Polibrasil Participações S.A. - to 2009;
- Politeno Indústria e Comércio S.A. - to 2009.

b) Reconciliation

	Consolidated	
	3/31/05	3/31/04
Income before taxes on income	34,836	26,032
Subsidiaries which have not recognized credits on tax losses	4,965	4,871
	39,801	30,903
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(13,532)	(10,507)
Exchange variation on investments in foreign subsidiaries	435	338
Tax incentives	5,652	2,030
Amortized goodwill	(157)	(157)
Tax losses	48	1,633
Effects from other permanent additions (exclusions)	(141)	249
Total charge to income	(7,695)	(6,414)
Income and social contribution taxes - current	(7,263)	(6,513)
Income and social contribution taxes - deferred	(432)	99
	(7,695)	(6,414)

9 - INVESTMENTS

	Consolidated		Company	
	3/31/05	12/31/04	3/31/05	12/31/04
Subsidiaries	-	-	984,230	953,447
Unamortized goodwill	-	-	4,508	4,675
Other investments carried at cost				
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - Norquisa (a)	63,427	63,391	-	-
Provision for losses	(33,364)	(32,620)	-	-
Other	7,307	6,976	-	-
	70,755	71,132	988,738	958,122

The subsidiaries' quarterly financial information as of March 31, 2005 and the financial statements as of December 31, 2004, were reviewed and audited, respectively, by independent auditors.

(a) The subsidiary Polipropileno Participações S.A. and the jointly-controlled subsidiary Politeno Indústria e Comercio S.A. own 10.93% e 11.11%, respectively, of the capital stock of Nordeste Química S.A. - NORQUISA. These investments are carried at cost, which reflect the equity method based on the financial statements of NORQUISA as of May 31, 2002, when the joint control by Polipropileno e Politeno became ineffective because of the statutory restructuring of Braskem S.A. During 2002, a provision for a permanent loss in these investments was recorded.

The unamortized negative goodwills have been recorded as deferred income in the consolidated financial statements, being originated from the following subsidiaries:

Owner	Subsidiary	Negative goodwill
Suzano Química Ltda.	Petroflex Industria e Comércio S.A.	17,593
Suzano Química Ltda.	Polipropileno Participações S.A.	2,859
Polibrasil Participações S.A.	Polipropileno S.A.	10,871
Polipropileno S.A.	Polibrasil Resinas S.A.	1,711
		33,034

Investment data and summary of activity of direct subsidiaries' investment accounts:

	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
Subsidiaries			
a) % Share Ownership			
March 31,2005 and December 31, 2004			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries			
March 31, 2005			
Capital stock	663,116	144,376	
Adjusted shareholders' equity	807,305	176,925	
Adjusted results for the period	17,421	13,362	
c) Investment activity			
Balance -- December 31, 2003	678,845	152,430	831,275
Dividends	(5,000)	(33,300)	(38,300)
Purchase and subscription of shares	32,525	-	32,525
Equity pickup	83,514	44,433	127,947
Balance -- December 31, 2004	789,884	163,563	953,447
Equity pickup	17,421	13,362	30,783
Balance -- December 31, 2004	807,305	176,925	984,230

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Polibrasil Participações S.A.	Suzanopar Petroquímica Ltd.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a) % Share Ownership March 31, 2005 and December 31, 2004						
Voting capital	33.33%	50.00%	100.00%	20.14%	89.06%	35.00%
Total capital	33.33%	50.00%	100.00%	20.12%	86.59%	33.89%
b) Information on subsidiaries March 31, 2005						
Capital stock	1,187,788	275,080	33,908	161,880	66,344	359,868
Adjusted shareholders' equity	1,186,383	478,997	48,325	307,529	22,552	470,269
Adjusted results for the period	(1,567)	11,897	304	42,536	(179)	28,107
c) Investment activity						
Balance -- December 31, 2003	298,008	206,337	165,675	41,274	19,522	140,019
Subscription of shares	74,746	-	-	-	-	-
Purchase of shares	-	-	-	-	392	-
Capital reduction (2)	-	-	(81,558)	-	-	-
Goodwill	-	-	-	-	295	-
Interest on Capital	-	-	-	(3,143)	-	-
Dividends	-	(1,715)	-	(7,134)	-	(38,049)
Equity pickup	424	68,061	(2,888)	20,370	(527)	45,074
Balance -- December 31, 2004	373,178	272,683	81,229	51,367	19,682	147,044
Subscription of shares	22,805	-	-	-	-	-
Capital reduction (2)	-	-	(34,487)	-	-	-
Dividends	-	(39,132)	-	-	-	-
Equity pickup	(522)	5,948	1,583	10,505	(155)	13,539
Balance -- March 31, 2005	395,461	239,499	48,325	61,872	19,527	160,583
Last stock price at São Paulo Stock Exchange - BOVESPA					(3)	
3/23/05 - PNA	-	-	-	-	-	18.30
3/31/05 - PNB	-	-	-	-	-	6.30
3/10/05 - ON	-	-	-	1.00	-	-
3/31/05 - PNA	-	-	-	0.91	-	-

(1) Pre-operating stage enterprise - according to the investment project, Suzano Química Ltda. will be required to subscribe additional capital funds amounting to approximately US$20.9 million up to the completion of the project.

(2) For purposes of transfer of funds to Rio Polímeros S.A.

(3) There is no recent stock market price for the stock of this subsidiary.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Related Parties

Consolidated	3/31/05		12/31/04		
	Liabilities		Assets	Liabilities	
	Current	Noncurrent	Noncurrent	Current	Noncurrent
	Accounts payable	Accounts payable	Trade accounts Receivable	Accounts payable	Accounts payable
Company with non-consolidated related parties	285	-	1,038	214	-
Payables of Suzano Química Ltda. to non-consolidated related parties	33	-	-	34	-
Related parties in consolidation of jointly-controlled subsidiaries:					
Polibrasil Participações S.A. (1)	5,501	16,962	-	8,611	13,007
Petroflex Indústria e Comércio S.A	8	-	-	8	-
Total	5,827	16,962	1,038	8,867	13,007

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,438 thousand, plus interest of 8% per year with yearly payments until 2008.

Company	3/31/05		12/31/04			
	Assets	Liabilities	Assets			Liabilities
	Noncurrent	Current		Noncurrent		Current
	Advance for future capital increase	Accounts payable	Accounts receivable	Advance for future capital increase	Total	Accounts payable
With consolidated parties:						
Polibrasil Participações S.A.	-	-	1,415	-	1,415	-
Suzano Química Ltda.	10,471	-	-	5,371	5,371	-
With non-consolidated parties:						
Suzano Bahia Sul Papel e Celulose S.A.	-		-	-	-	11
Suzano Holding S.A.	-	285	331	-	331	203
Total	10,471	285	1,746	5,371	7,117	214

There are no relevant transactions among related companies.

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Yearly depreciation rates	3/31/05	12/31/04
Buildings	2.5% to 4%	105,261	83,504
Machinery and equipment	5% to 20%	568,593	559,817
Other	10% to 20%	31,696	54,054
		705,550	697,375
Accumulated depreciation		(334,477)	(321,672)
		371,073	375,703
Construction in progress		815,162	794,711
Land		17,336	16,189
		1,203,571	1,186,603

As of March 31, 2005, approximately R$775,754 (R$755,587 as of December 31, 2004) of the balance of "construction in progress" is related to the construction, assembly and engineering of the plant of Rio Polímeros by the group ABB Lummus/Snamprogetti contracted as of July 1st, 2000, when the agreement with Univation Technologies related to licensing of the right of use of polypropylene production technology was signed. As of March 15, 2000, the agreement with ABB Lummus Global Technologies related to licensing the right of use of ethylene production technology was signed.

11 - DEFERRED CHARGES - CONSOLIDATED

	3/31/05						12/31/04
	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Net book value	Net book value
Polibrasil Participações S.A.	25,464	32,808	1,060	3,779	(51,661)	11,450	12,469
Politeno Indústria e Comércio S.A.	-	21,367	-	-	(20,149)	1,218	1,302
Rio Polímeros S.A.	-	86,789	-	-	-	86,789	77,683
Suzano Petroquímica S.A.	-	-	4,508	-	-	4,508	4,675
	25,464	140,964	5,568	3,779	(71,810)	103,965	96,129

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year, using this advanced technology of the other shareholder of Polibrasil, namely Basell, a worldwide leader in the production of polypropylene.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Pre-operating expenses

As of September 13, 2002, Rio Polímeros and Petrobrás signed agreements to build a water transportation system to serve both companies with half the funds required by each party. The construction began in April 2003. The planning and management of the construction work have been conducted under the responsibility of Petrobrás.

12 - LOANS

	Consolidated		Company	
	3/31/05	12/31/04	3/31/05	12/31/04
Investments' funding	18,660	21,721	9,434	12,710
Brazilian Development Bank - BNDES	280,591	249,720	-	-
In foreign currency	451,919	439,778	-	-
Other	19,204	14,979	-	-
	770,374	726,198	9,434	12,710
Current portion	142,406	128,493	6,307	6,490
Noncurrent portion	627,968	597,705	3,127	6,220

The Company loan is related to the purchase of capital shares in the privatization of Politeno Indústria e Comércio S.A., bearing interest at 6.5% per year plus monetary restatement based on TR variation, which matures in biannual installments up to 2006.

The consolidated loans include, additionally, the following:

- POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

  - R$9,226 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 - guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

  - Loan (Spheripol/Splitter) - R$125,358 - resources from BNDES (R$33 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (The Netherlands Development Bank) (US$35 million) bearing interest at 6-month LIBOR plus 4.2% per year. Polibrasil plants located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantees to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter amounting to US$10 million.

  - Advanced collection of exports - R$28,435- interest at 6-month LIBOR plus 4.5% per year and exchange variation - maturities until March 2009.

- POLITENO INDÚSTRIA E COMÉRCIO S.A.

  - Foreign currency - R$26,590 - LIBOR plus 2.00% to 3.98% per year and impact of exchange variation;

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- Local currency - R$2,678 - TJLP plus 2.5% to 8.3% per year and CDI (Interbank Deposit Certificate) plus 0.1% to 1% per year.

• PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

- Local currency - R$10,003 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

- Advance collection of exports - R$4,390 - Libor plus 3.16% to 4.0% per year and impact of exchange variation;

- Foreign currency - Exim-Bank - R$840 - Libor plus 1.22% per year and impact of exchange variation;

• RIO POLÍMEROS S.A.

- Local currency - BNDES - R$185,053 - TJLP plus 5% per year; R$40,379 - BNDES's basket of currencies plus 5% per year.

- Foreign currency - R$287,243 - Interest at 5.51% per year plus impact of exchange variation.

- Interest expenses have been capitalized during the construction phase.

- The subsidiary offered as guarantee the future cash flow from operations, supported by export contracts, and shareholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2006	48,125	3,127
2007	76,350	-
2008	83,216	-
2009	90,620	-
2010 and later	329,657	-
	627,968	3,127

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The jointly controlled subsidiaries have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	3/31/05	12/31/04
Tax Contingencies		
Politeno Indústria e Comércio S.A.	1,558	1,531
Polibrasil Participações S.A.	5,125	5,169
Petroflex Indústria e Comércio S.A. (1)	64,300	56,608
	70,983	63,308
Labor Disputes		
Polibrasil Participações S.A.	1,914	1,923
Petroflex Indústria e Comércio S.A.	546	433
	2,460	2,356
Civil Disputes		
Polibrasil Participações S.A.	2,714	2,717
Other	-	372
	76,157	68,753

(1) Relates, mainly, to a court dispute on credits for the Federal Excise Tax - IPI based on a theory that defends the taxpayers can use the subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

Labor lawsuit concerning Clause 4 (relating to the subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, state of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. Any net income will have the destination decided in the Shareholders' Meeting, as proposed by the Management, with a favorable finding by the Board of Directors, with the option of designating up to 90% of net income to the Reserve for Capital Increase, in order to ensure adequate operating conditions. The amount of this reserve may not surpass 80% of capital. The balance remaining after the recognition of this Reserve for Capital Increase may be destined to the Special Statutory Reserve, the balance of which being limited to 20% of capital.

15 - NET SALES AND COST OF SALES - CONSOLIDATED

	3/31/05			3/31/04		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of Sales	Gross Profit
Domestic market	329,477	(261,106)	68,371	264,520	(210,416)	54,104
Foreign market	70,823	(55,655)	15,168	45,684	(38,079)	7,605
	400,300	(316,761)	83,539	310,204	(248,495)	61,709

16 - FINANCIAL INCOME (EXPENSE) - CONSOLIDATED

	3/31/05	12/31/04
Financial expenses	(12,721)	(11,232)
Exchange variation losses	(841)	(1,971)
	(13,562)	(13,203)
Financial income	4,717	3,893
Exchange variation gains	989	1,163
	5,706	5,056

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17 - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	3/31/05	3/31/04
Net sales	400,300	310,024
Gross profit	83,539	61,709
Operating expenses:		
Selling expenses	(25,914)	(18,483)
Administrative expenses	(14,078)	(12,352)
Other operating income (expense)	(1,468)	2,093
Earnings before interest and taxes (EBIT)	42,079	32,967
Goodwill amortization	629	629
Depreciation/amortization	11,448	11,395
Earnings before interest, taxes, depreciation and amortization (EBITDA)	54,156	44,991
Margin (EBITDA/net sales)	13.53%	14.51%

18 - FINANCIAL INSTRUMENTS

Estimated market values of financial instruments included in the balance sheet as of March 31, 2005 which differ from the amounts in the financial statements are as follows:

Company and consolidated

	Account balance	Market value
Loans in local currency	9,434	9,099

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits receivable from subsidiaries and investment-funding loans.

Asset balances, representing permanent investments in subsidiaries, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value determined by means of future cash flows, using interest rates similar to instruments of the same nature.

The investment in Petroquímica União S.A. (PQU), by the jointly-controlled subsidiary Polibrasil Resinas S.A, is carried at cost and amounts to R$66.7 million. This investment, if valued at the price of PQU stock at the São Paulo Stock Exchange as of March 31, 2005, would correspond to R$116 million.

The investments in Nordeste Química S.A. - NORQUISA is carried at the cost method by the jointly-controlled subsidiaries Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A., as discussed in note 9. There are no parameters to determine the market value of these investments due to the fact that NORQUISA is a privately held company.

The subsidiaries informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

The jointly-controlled subsidiaries Petroflex, Politeno and Polibrasil Resinas S.A. had open Vendor operations amounting to R$18,214, R$13,120 and R$124,115, respectively, as of March 31, 2005 (R$17,438, R$12,476 and R$200,865 in December 31, 2004) recorded as reduction of trade accounts receivable. These enterprises guarantee these amounts and must pay the financial institutions in case of delinquency by subject clients. These companies have not experienced material losses from these transactions.

The balance of recoverable taxes - ICMS (as discussed in note 7), according to applicable legislation, it is destined for compensation with ICMS to be generated in future sales, there is no interest and no open market to negotiate the referred credit balance.

19 - INSURANCE

The Company and its subsidiaries have policies to maintain adequate insurance coverage for risks on property, plant and equipment and inventories, based on the advice of their insurance consultants.

20 - GUARANTEES

Guarantees provided to subsidiaries were as follows:

	3/31/05	12/31/04
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	19,886	19,291
Joint guarantees with Suzano Bahia Sul Papel e Celulose S.A.:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	33,155	36,155
Total	53,041	55,446

21 - PENSION PLANS

The jointly-controlled subsidiaries Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor supplementary pension plans for their employees, accounted for in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and a portion of Petroflex's is a mixed plan (defined benefit and defined contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension benefits (in relation to the pension benefits by the mandatory Federal pension system) for employees (and their direct relatives). The sponsors and employees make monthly contributions based on monthly salaries.

Petroflex, besides Previnor, sponsors for a portion of its employees a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The jointly-controlled subsidiaries Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to their financial statements, there are no cases of additional deficit of sponsors' responsibility to be recognized.

In January 2005, the Company established a defined-contribution supplementary pension plan for its employees, through the contracting of a solid financial institution. The plan, named Suzano Prev, was established together with other companies of Suzano Group. In accordance with the bylaws of Suzano Prev, the Company's contributions during the quarter totaled R$ 13.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE QUARTER ENDED MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 3/31/2005	Company 3/31/2005
SOURCES OF FUNDS		
From operations:		
Net income	27,042	27,042
Minority interest	99	-
Items not affecting working capital:		
Depreciation and amortization	11,448	34
Splitter depreciation - Polibrasil	2,028	-
Net book value of property, plant and equipment disposals	93	17
Deferred income taxes	(1,409)	(31)
Provision for recoverable ICMS	431	-
Write-off of recoverable ICMS	223	-
Provision for contingencies	7,621	-
Equity pickup in subsidiaries	-	(30,783)
Goodwill amortization	629	167
Monetary and exchange variations on long-term items, net	15,032	12
Other	295	-
Funds provided by operations	63,532	(3,542)
Other sources:		
Borrowings (long-term loans)	24,181	-
Increase in long-term liabilities	3,329	90
Decrease in long-term assets	7,344	1,747
TOTAL SOURCES	98,386	(1,705)
USES OF FUNDS		
In permanent assets		
Additions to property, plant and equipment	29,582	18
Additions to deferred charges	9,420	-
	39,002	18
Increase in long-term assets	2,811	5,101
Dividends of minority interests	763	-
Decrease in long-term liabilities	7,210	3,105
TOTAL USES	49,786	8,224
INCREASE (DECREASE) IN WORKING CAPITAL	48,600	(9,929)
Increase (decrease) in current assets	87,463	(11,517)
Increase (decrease) in current liabilities	38,863	(1,588)

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 3/31/2005	Company 3/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	27,042	27,042
Minority interest	99	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,448	34
Splitter depreciation - Polibrasil	2,028	-
Net book value of property, plant and equipment disposals	93	17
Equity pickup in subsidiaries	-	(30,783)
Goodwill amortization	629	167
Monetary and exchange variations on long-term items	7,399	231
Provision for contingencies	7,621	-
Deferred income taxes	179	(145)
Provision for recoverable ICMS	431	-
Write-off of recoverable ICMS	223	-
Other	17	-
Changes in assets and liabilities:		
Decrease (increase) in trade account receivables	(45,927)	-
Decrease (increase) in inventories	(19,388)	-
Decrease (increase) in recoverable taxes	(9,529)	109
Decrease (increase) in other current and long-term assets	(5,651)	(3,318)
Increase (decrease) in trade accounts payable	45,223	-
Increase (decrease) in other current and long-term liabilities	(18,618)	(1,315)
Net cash provided (used) by operating activities	3,319	(7,961)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(29,582)	(18)
Additions to deferred charges	(9,420)	-
Net cash used in investing activities	(39,002)	(18)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings	102,928	-
Repayments of loans	(64,329)	(3,508)
Net cash provided by financing activities	38,599	(3,508)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,916	(11,487)
Cash and cash equivalents at beginning of period	169,497	29,197
Cash and cash equivalents at end of period	172,413	17,710

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 08).

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
1	TOTAL ASSETS	2,113,070	2,004,799
1.01	CURRENT ASSETS	606,240	518,777
1.01.01	CASH AND CASH EQUIVALENTS	172,413	169,497
1.01.01.01	CASH AND BANK ACCOUNTS	3,659	34,884
1.01.01.02	TEMPORARY CASH INVESTMENTS	168,754	134,613
1.01.02	CREDITS	269,942	204,460
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	202,883	154,954
1.01.02.02	RECOVERABLE TAXES	35,329	28,306
1.01.02.03	DEFERRED INCOME TAXES	3,165	4,754
1.01.02.04	OTHER CREDITS	28,565	16,446
1.01.03	INVENTORIES	160,717	141,275
1.01.04	OTHER	3,168	3,545
1.01.04.01	PREPAID EXPENSES	3,168	3,545
1.02	NONCURRENT ASSETS	128,539	132,158
1.02.01	MISCELLANEOUS CREDITS	128,539	131,120
1.02.01.01	RECOVERABLE TAXES	97,018	99,612
1.02.01.02	DEFERRED INCOME TAXES	20,184	18,518
1.02.01.03	JUDICIAL DEPOSITS	2,686	2,661
1.02.01.04	OTHER CREDITS	8,651	10,329
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	1,038
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	1,038
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,378,291	1,353,864
1.03.01	INVESTMENTS	70,755	71,132
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	70,755	71,132
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,203,571	1,186,603
1.03.03	DEFERRED CHARGES	103,965	96,129

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
2	TOTAL LIABILITIES	2,113,070	2,004,799
2.01	CURRENT LIABILITIES	314,719	275,856
2.01.01	LOANS	142,406	128,493
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	103,362	58,139
2.01.04	TAXES AND CONTRIBUTIONS	10,818	16,457
2.01.05	DIVIDENDS PAYABLE	28,922	28,230
2.01.06	PROVISIONS	2,742	5,556
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	2,742	5,556
2.01.07	DEBT WITH RELATED COMPANIES	5,827	8,867
2.01.08	OTHER	20,642	30,114
2.01.08.01	SALARIES AND PAYROLL TAXES	10,644	8,850
2.01.08.02	ACCOUNTS PAYABLE	9,998	21,264
2.02	LONG TERM LIABILITIES	774,772	731,743
2.02.01	LOANS	627,968	597,705
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	76,157	68,753
2.02.03.01	CONTINGENCIES	76,157	68,753
2.02.04	LOANS DUE TO RELATED COMPANIES	16,962	13,007
2.02.05	OTHER	53,685	52,278
2.02.05.01	DEFERRED INCOME TAXES	1,439	1,448
2.02.05.02	PENSION PLAN	4,586	4,609
2.02.05.03	ACCOUNTS PAYABLE	776	675
2.02.05.04	TAXES PAYABLE	46,884	45,546
2.03	DEFERRED INCOME	33,034	33,034
2.04	MINORITY INTEREST	7,841	8,504
2.05	SHAREHOLDERS' EQUITY	982,704	955,662
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVE	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	27,042	0

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	515,060	515,060	390,351	390,351
3.02	DEDUCTIONS OF GROSS REVENUE	(114,760)	(114,760)	(80,147)	(80,147)
3.03	NET REVENUE (SALES AND SERVICES)	400,300	400,300	310,204	310,204
3.04	COST OF GOODS AND SERVICES SOLD	(316,761)	(316,761)	(248,495)	(248,495)
3.05	GROSS PROFIT	83,539	83,539	61,709	61,709
3.06	OPERATING EXPENSES/REVENUES	(49,316)	(49,316)	(36,889)	(36,889)
3.06.01	SELLING EXPENSES	(25,914)	(25,914)	(18,483)	(18,483)
3.06.02	GENERAL AND ADMINISTRATIVE	(14,078)	(14,078)	(12,352)	(12,352)
3.06.03	FINANCIAL	(7,856)	(7,856)	(8,147)	(8,147)
3.06.03.01	INTEREST INCOME	5,706	5,706	5,056	5,056
3.06.03.02	INTEREST EXPENSE	(13,562)	(13,562)	(13,203)	(13,203)
3.06.04	OTHER OPERATING REVENUES	0	0	2,722	2,722
3.06.05	OTHER OPERATING EXPENSES	(1,468)	(1,468)	(629)	(629)
3.06.05.01	OTHER	(839)	(839)	0	0
3.06.05.02	GOODWILL AMORTIZATION	(629)	(629)	(629)	(629)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	34,223	34,223	24,820	24,820
3.08	NON OPERATING RESULT	613	613	1,212	1,212
3.08.01	REVENUES	613	613	1,212	1,212
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	34,836	34,836	26,032	26,032
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(7,263)	(7,263)	(6,513)	(6,513)
3.11	DEFERRED INCOME TAX	(432)	(432)	99	99
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(99)	(99)	(217)	(217)
3.15	NET INCOME/LOSS FOR THE PERIOD	27,042	27,042	19,401	19,401
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.11929	0.11929	0.08771	0.08771
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sector Scenario and Economic Context

Historically, the first quarter is weak compared to the other quarters, mainly compared to the second and third quarters, due to year-end sales. Specifically in the first quarter of 2005, the Brazilian petrochemical market's behavior fell short of the expectations created with the good performance in 2004 and the sector's coming upward cycle. However, at the end of the period, the petrochemical market started showing signs of recovery.

In the Brazilian market, the combination of rising interest rates and the downturn of the country's economic activity caused a slowdown in many segments of the economy in which transformed plastic products are used, such as electric products and electronics, as well as home appliances, with the exception of the automotive industry, which presented good performance in the period. Resins and elastomers manufacturers reduced their purchases due to shrinking consumer demand and to the accumulation of large inventories in 2004, given the expectation of price hikes for these products as a result of the propagation, along the production chain, of sharp rises in oil prices during the year.

Although the Brazilian currency appreciation in the period has had a negative impact on the competitiveness of Brazilian companies abroad, the good phase experienced by the international petrochemical market allowed Brazilian companies to overcome weaker domestic demand, redirecting part of their sales to exports, with attractive margins.

According to data from Abiquim (Brazilian Chemical Industry Association), domestic apparent consumption of thermoplastic resins during the first quarter increased only 4.3% compared to the same period of 2004, and decreased 3.4% as compared to the last quarter of the year. Thermoplastic resin production during the period reached 1 million tons, representing growth of 4.8% compared to the prior year, and a 4.1% drop as compared to the last quarter of 2004, while imports increased 13.0% and 9.9% in relation to the first quarter and last quarter of 2004, respectively, and exports were 13.4% and 2.2% higher as compared to the same periods.

With the reduction in manufacturers' inventories and recovery of the Brazilian economy, it is expected that in coming months there will be a rebound in the domestic petrochemical market, providing the recomposition of prices and margins to levels compatible with the upswing in the petrochemical cycle, as is already expected in the global market and indicated by the domestic market as from March 2005.

In the international context, the petrochemical market is reacting well to high oil prices, since demand is rising and the supply of products to meet consumer needs is limited. The expectation is that demand will intensify in coming months with resumed purchasing in the Asian market. This favorable period for the market has allowed hikes in raw material prices to be passed on along the production chain with margin gains. As long as supply is balanced with demand, petrochemical prices should be able to assure margins, even with hikes in raw material costs.

No new production capacities in the world, that could lead to oversupply of products that could drive down international resin prices until 2007, have been announced. Thus, it is expected that the upper end of the petrochemical cycle will last longer than prior cycles' peaks. In addition, as the new capacities scheduled to go into operation as from 2007, especially in the Middle East, should be unable to fully meet the growth in global demand, the new price stability level after 2007 should be higher than historical levels.

The Brazilian petrochemical industry is operating at a high rate of usage of installed capacity, a fact that allows a basis to fully reap the benefits of the sector's fly-up.

Operating Performance of Jointly-Controlled Subsidiaries:

Suzano Petroquímica, as a non-operating holding company, depends directly upon the operations of its subsidiaries. We present below the operating highlights of our jointly-controlled subsidiaries.

Production (000 tons)	1Q05	4Q04	1Q04	Δ% year	Δ% quart
Polibrasil	124.7	146.2	126.1	(1.1)	(14.7)
Politeno	84.2	87.9	60.1	40.0	(4.2)
Petroflex	90.8	95.0	84.3	7.7	(4.4)
Rio Polímeros	NA	NA	NA	NA	

Sales (000 tons)	1Q05	4Q04	1Q04	Δ% year	Δ% quart
Polibrasil	110.2	143.0	126.2	(12.7)	(22.9)
Domestic Market	94.5	110.9	105.9	(10.7)	(14.8)
Foreign Market	15.7	32.0	20.3	(22.9)	(51.1)
Politeno	85.9	86.6	68.0	26.3	(0.7)
Domestic Market	68.6	68.6	63.2	8.5	0.0
Foreign Market	17.3	18.0	4.8	262.3	(3.5)
Petroflex	83.1	95.6	89.2	(6.8)	(13.0)
Domestic Market	53.2	68.7	60.6	(12.2)	(22.6)
Foreign Market	29.9	26.9	28.6	4.8	11.4
Rio Polímeros (Domestic Market)	12.0	10.5	10.2	17.5	14.4

Polibrasil

- ✓ In 1Q05, production was 1.1% lower in relation to the same period of 2004, due to problems in the supply of raw materials and in the production process of the Mauá and Camaçari plants, including an unscheduled 5-day stoppage in Mauá plant, caused by an unscheduled stoppage of the Recap refinery.
- ✓ The average level of capacity usage this quarter was 76.8%, against 77.8% in the same period of 2004, and 90.1% in 4Q04. Due to the market's seasonality, the capacity usage rate is usually lower in the first quarter, and was aggravated by the aforementioned stoppages.
- ✓ In 1Q05, Polibrasil's sales volume was 110,200 tons, a 12.7% reduction in relation to the first quarter of 2004. The sales volume in the domestic market suffered a 10.7% reduction, due to the downturn in the domestic market, increased competition with imports and the entry of imported manufactured products. In addition, exports fell 22.9%, due to the lower production volume.
- ✓ Polibrasil's gross margin was 17.0%, down 4.3 p.p. in relation to 1Q04.
- ✓ EBITDA margin also suffered a 6.2 p.p. decrease, going from 18.6%, in 1Q04, to 12.4% this quarter.

Rio Polímeros

- ✓ Rio Polímeros' results resulted from the pre-marketing activity, whose main objectives are the: (1) creation of a customer portfolio capable of absorbing the volume of polyethylene to be produced; (2) presentation of the product "Riopol" to the market; (3) creating customer loyalty; (4) training of professionals; (5) testing of processes and distribution channels; and (6) deeper knowledge of the market's needs.
- ✓ In 1Q05, Rio Polímeros had sales volume of 12,000 tons, as a result of its pre-marketing activities, 17.5% greater than the volume sold in the same period in 2004. Riopol's pre-marketing products have already been placed to over 250 customers in nearly two years, becoming the best-known product and consolidating its customer base, even before the start-up of the manufacturing complex.
- ✓ The gross profit of the pre-marketing activities was R$ 2.3 million, 37.6% lower than the result for 1Q04. The gross margin was 5.3%. The decrease in gross profit is due to the increase in the price of polyethylene purchased for resale, which was not fully passed on to sales prices, thus leading to a reduction in the unit margin.
- ✓ The company's net income was negative by R$ 1.6 million, as a result of the decrease in gross margin associated with the increase in pre-marketing fixed expenses in the period.
- ✓ At the end of March, 97.5% of the plant's construction had been concluded. June will mark the start-up of the industrial complex, in the testing phase.

Politeno

- ✓ Production in 1Q05 increased 40.0% in relation to the same period of 2004, as a result of the stoppage for preventive maintenance in February and March 2004, due to the stoppage of Braskem, which did not occur in 2005.
- ✓ The average level of capacity usage this quarter was 94%, against 69% in the same period of 2004, and 97% in 4Q04, being greater due to the plant's operation without stoppages this quarter.
- ✓ Politeno's sales volume was 86,000 tons in 1Q05, increasing 26.3% in relation to the same period in 2004. Domestic sales were 8.5% higher than the same quarter of 2004, remaining in line with the volume sold in 4Q04. Exports, for their part, were 262.3% higher than the same period in 2004, in order to reduce inventories, given the increase in the company's production, which was directed towards the international market, and 3.5% less than in 4Q04.
- ✓ Politeno's gross margin was 24.1%, 3.2 p.p. higher than the same quarter of the last year. The higher prices achieved allowed for the increase in the gross margin, despite the increase in production cost and the lower volume sold.
- ✓ Politeno's EBITDA margin was 16.6%, representing a 1.3 p.p. increase in relation to the EBITDA margin for 1Q04, and 1.8 p.p. in relation to 4Q04.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Petroflex

- ✓ Production for the period rose 7.7%, reaching 90,800 tons. The production increase is the result of expanded production at the plant in Cabo, state of Pernambuco, beginning in August 2004, going from 90,000 to 125,000 tons/year.
- ✓ The average level of capacity usage for the quarter was 89%, against 92% for the same period of 2004 and 93% for 4Q04, due to the increase in capacity at the Cabo plant.
- ✓ For 1Q05, Petroflex's sales volume was 83,100 tons, 6.8% lower in relation to the same period of 2004, although with a richer mix in products with greater added value. Domestic sales were 12.2% lower than in the same quarter of 2004, partially offset by a 4.8% increase in exports. The decrease in domestic sales is explained by the downturn of the domestic market, as well as the high inventory levels maintained by customers.
- ✓ Gross margin was 29.4%, with a considerable 13.8 p.p. increase in relation to 1Q04.
- ✓ EBITDA margin reached the record level of 22.3%, with an 11.2 p.p. increase in relation to 1Q04, explained by the realignment of prices charged by the company, in light of the increase in raw material costs, and the migration to products with greater margins.

Net Operating Revenue

In 1Q05, consolidated net operating revenue reached R$ 400.3 million, 29.0% higher than in the same period of 2004. This increase was mainly the result of the increase in the prices of thermoplastic resins and elastomers in 2004, despite the slight 0.8% decrease in total sales volume of our jointly-controlled subsidiaries, explained especially by Polibrasil and Petroflex.

Net Operating Revenue			Total Share of Suzano Petroquímica		
R$ million	1Q05	1Q04	1Q05	1Q04	Change %
Polibrasil [1]	403.8	337.1	201.9	168.6	19.8
Politeno	308.6	215.2	108.0	75.3	43.4
Petroflex	377.7	280.9	76.0	56.5	34.4
Rio Polímeros	43.3	29.5	14.4	9.8	46.8
Total	-	-	**400.3**	**310.2**	**29.0**

(1) Polibrasil Participações S.A.

- **Polibrasil:** For 1Q05, Polibrasil's net operating revenue reached R$ 403.8 million, increasing 19.8% in relation to the same period in 2004. This increase resulted mainly from a sharp rise in average sale prices, of approximately 37%, which offset the 12.7% decrease in volume sold.

  The contribution of Polibrasil's net operating revenue in our result was R$ 201.9 million, or 50.4% of our consolidated net revenue, a 3.9 p.p. decrease in relation to 1Q04.

- **Rio Polímeros:** Riopol's net operating revenue reached R$ 43.3 million, 46.8% greater than in the same period in 2004, due to higher polyethylene prices in the market, in addition to the 17.5% increase in pre-marketing sales.

  Our share of Riopol's net operating revenue reached R$ 14.4 million for the period, or 3.6% of our consolidated revenue.

- **Politeno:** Politeno's net operating revenue reached R$ 308.6 million for the quarter, representing a 43.4% increase in relation to the same period in 2004. This increase was the result of a significant increase in sale prices, approximately 13.5% higher, along with the sharp 26.3% rise in sales volume.

  Our share in Politeno's net operating revenue reached R$ 108.0 million in 1Q05. Politeno was responsible for 27.0% of our consolidated net revenue for the quarter, 2.7 p.p. higher than in 1Q04.

- **Petroflex:** Petroflex's net operating revenue reached R$ 377.7 million this quarter, 34.4% higher in relation to the same period of 2004. This increase was the result of the realignment of sale prices, which increased an average of 44.5%, and the larger share of products with greater added value in the mix, which more than offset the 6.8% decrease in sales volume. High-performance products (with greater added value) changed from 14% to 23% of total sales.

  Our share of Petroflex's net operating revenue reached R$ 76.0 million for 1Q05, representing 19.0% of our consolidated net revenue, a 0.8 p.p. increase in relation to 1Q04.

Cost of Sales

For 1Q05, the consolidated cost of sales increased 27.5% compared to the same period in 2004, reaching R$ 316.8 million. This increase is explained mainly by the increase in raw material costs in 2004 and also in 1Q05, despite the lower sales volume.

Cost of Sales	Total		Suzano Petroquímica Share		
R$ million	1Q05	1Q04	1Q05	1Q04	Change %
Polibrasil [(1)]	335.1	265.3	167.5	132.6	26.3
Politeno	234.1	170.2	81.9	59.6	37.5
Petroflex	266.6	237.0	53.6	47.7	12.5
Rio Polímeros	41.0	25.8	13.7	8.6	58.7
Total	-	-	**316.8**	**248.5**	**27.5**

(1) Polibrasil Participações S.A.

- **Polibrasil:** For 1Q05, Polibrasil's cost of sales was R$ 335.1 million, representing a 26.3% increase in relation to the same period in 2004. This increase is primarily explained by a significant increase in the cost of propane, despite the decrease in volume sold.

  Our share in Polibrasil's cost of sales reached R$ 167.5 million for the period, or 52.9% of our consolidated cost of sales, 0.5 p.p. below the share in 1Q04, due to the lower volume sold.

- **Rio Polímeros:** Riopol's cost of sales reached R$ 41.0 million for the quarter, 58.7% greater than in the same period of 2004, due to the greater volume sold, as foreseen in the pre-marketing activity's scheduling.

  Our share of Riopol's cost of sales was R$ 13.7 million in 1Q05, or 4.3% of our consolidated cost of sales.

- **Politeno:** Politeno's cost of sales increased 37.5% in relation to 1Q04, reaching R$ 234.1 million. This increase resulted from the sharp growth in the cost of ethylene, due to the increase in petrochemical naphtha.

  Our share of Politeno's cost of sales was R$ 81.9 million for the quarter, or 25.9% of consolidated production cost, a 1.9 p.p. increase due to the greater volume sold.

- **Petroflex:** In Petroflex, the cost of sales was R$ 266.6 million, representing a 12.5% increase in relation to the same period of 2004. This increase was the result of 22.3% growth in raw material prices (butadiene, styrene and acrylonitrile), despite the decrease in volume sold.

  Our share of Petroflex's cost of sales reached R$ 53.6 million for the quarter, or 16.9% of our consolidated cost of sales, 2.3 p.p. below that for the same period of 2004, due to the smaller increase in raw materials as compared to the increase in ethylene and propane costs.

Gross Profit

The Company's gross profit for the quarter reached R$ 83.5 million, representing a 35.4% increase in relation to the gross profit for 1Q04. Gross margin was 20.9% for the same period, up 1.0 p.p. This increase in gross profit and margin reflects the result of our jointly-controlled subsidiaries, which successfully passed on in their prices the cost increase in the period, as follows:

Gross Margin %	1Q05	1Q04	Change (p
Polibrasil [1]	17.0	21.3	(4.3)
Politeno	24.1	20.9	3.2
Petroflex	29.4	15.6	13.8
Rio Polímeros	5.5	12.4	7.1

(1) Polibrasil Participações S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Polibrasil:** Polibrasil's gross margin for 1Q05 was 17.0%, representing a 4.3 p.p. decrease in relation to the gross margin for the same period in 2004. This lower margin was due to the higher cost level of propane and the smaller volume sold, mainly in 1Q05.

- **Politeno:** Politeno's gross margin was 24.1%, representing a 3.2 p.p. increase in relation to 1Q04. This greater margin was generated by higher prices, along with greater sales volume, which offset the increase in raw material.

- **Petroflex:** In Petroflex, gross margin reached 29.4%, 13.8 p.p. higher than in 1Q04, which is explained by the successful policy of realigning the prices charged by the company in light of the increase in its raw materials.

- **Rio Polímeros:** Rio Polímeros' gross margin from the resale of products (pre-marketing) was 5.5%, 7.1 p.p. lower in relation to the same period in 2004, although still higher than the expectations for pre-marketing.

Selling, General and Administrative Expenses

During the 1Q05, selling, general and administrative expenses increased 29.7%, compared to the same period of 2004, to R$ 40.0 million. In relation to the prior quarter, expenses were only 2.4% higher. This increase is explained by the following:

- **Company:** For 1Q05, selling, general and administrative expenses of the Company reached R$ 4.4 million, increasing 9.8% in relation to the same period of 2004, mainly explained by higher expenses resulting from the repositioning in the capital market, including the creation of the investor relations and finance department, previously run by the holding company. The company's general and administrative expenses accounted for 11.1% of the consolidated amount.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 36.3 million, increasing 24.0% in relation to the same period of 2004, mainly due to the increase in personnel, material and freight expenses, especially for exports, despite the smaller volume sold. Our share of Polibrasil's selling, general and administrative expenses reached R$ 18.2 million, or 45.4% of the consolidated amount.

- **Rio Polímeros:** Riopol's selling, general and administrative expenses reached R$ 2.6 million, increasing 139.2% in relation to the same period of 2004, as a result of the increase in headcount, in order to prepare Riopol for the operating phase, in addition to the greater volume sold by the pre-marketing activity. Riopol's share of consolidated general and administrative expenses was 3.9%, or R$ 1.5 million.

- **Politeno:** Politeno's selling, general and administrative expenses reached R$ 26.5 million, increasing 50.4% in relation to the same period of 2004. Growth is due to the greater sales volume for the quarter, thus increasing expenses on freight to the domestic and export markets, export expenses, allowance for doubtful accounts and the reserve for employees' profit sharing. Politeno's selling, general and administrative expenses represented 23.2% of our consolidated amount, or R$ 9.3 million for the quarter.

- **Petroflex:** Petroflex's selling, general and administrative expenses reached R$ 31.8 million, increasing 43.1% in relation to the same period of 2004, mainly due to the increase in expenses on freight for finished product sales, in addition to the nonrecurring effect of the export incentive in 1Q04, in the amount of R$ 5.7 million. Our share of Petroflex's selling, general and administrative expenses reached R$ 6.4 million, or 15.0% of our consolidated amount.

EBITDA

The consolidated EBITDA reached R$ 54.2 million, increasing 20.4% in relation to the EBITDA achieved in 1Q04. This increase is mainly explained by the increase in the EBITDA of our jointly-controlled subsidiaries. However, the EBITDA margin was 13.5%, 1.0 p.p. lower than that for the same period of 2004.


Ebitda Evolution
(R$ millions)
100
75
50
25
0
20%
15%
10%
5%
0%
15.2%
12.8%
14.2%
17.5%
14.0%
47.1
51.2
63.6
79.0
56.2
1Q04
2Q04
3Q04
4Q04
1Q05
Ebitda
Margin

EBITDA	Total			Share of Suzano Petroquímica	
R$ million	1Q05	1Q04	Change	1Q05	1Q04
Polibrasil [1]	49.9	62.9	(20.6)	25.0	31.4
Politeno	51.2	32.8	56.0	17.9	11.5
Petroflex	84.1	31.3	169.0	16.9	6.3
Rio Polímeros	(1.6)	1.7		(0.5)	0.6

(1) Polibrasil Participações S.A.

- **Polibrasil:** Polibrasil's EBITDA margin for 1Q05 was 12.4%, a 6.2 p.p. decrease in relation to EBITDA margin for 1Q04. This decrease in the margin is the result of the increase in production costs and lower sales volumes, in addition to the lower production volume which increased fixed costs per ton. In addition, EBITDA margin was 7.7 p.p. below that for the fourth quarter, this time due to a slight decrease in the average sale price charged in the period, smaller sales volume, and a greater unit production cost.

- **Riopol:** Riopol had a negative EBITDA of R$ 1.6 million for the first quarter, a normal result for the pre-marketing activity, which consists of the resale of third-party products. For the first quarter of 2004, R$ 1.7 million was generated by favorable market conditions.

- **Politeno:** Politeno's EBITDA margin was 16.6%, representing a 1.3 p.p. increase in relation to EBITDA margin for 1Q04. The increase in margin was the result of the rise in sale prices over the last 12 months, which more than offset the increase in production costs and cost of sales, in addition to the greater volume sold reducing fixed unit costs.

- **Petroflex:** Petroflex's EBITDA margin was 22.3%, representing an 11.2 p.p. increase in relation to EBITDA margin for 1Q04. Once again, this good performance was the result of the new policy of realigning prices, in practice since the fourth quarter of 2004, the reduction in fixed costs as a result of investments in modernization of plants, and the greater share of special high-performance products in the sales mix.

Net Financial Result

In 1Q05, our consolidated net financial result was negative by R$ 7.9 million, slightly less than the negative result of R$ 8.1 million for the same period of 2004, mainly due to an improvement in the financial result of Polibrasil, benefited by the appreciation of the Brazilian real and a small financial income due to the devaluation of the Brazilian real on the cash of Suzanopar Ltd. abroad, despite the increase in Petroflex's financial expenses, as a result of the greater need of working capital.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Income and Social Contribution Taxes

Consolidated income and social contribution taxes for the quarter were R$ 7.7 million, compared to income and social contribution taxes of R$ 6.4 million for the same period in 2004. This small increase is mainly related to the increase in taxable income over the period.

Net Income/Loss for the Period

Consolidated net income for 1Q05 was R$ 27.0 million, compared to R$ 19.4 million for the same period of 2004, rising 39.3%. This increase in net income is explained by the increase in income from operations of our jointly-controlled subsidiaries.

Cash and Debt

Consolidated net debt as of March 31, 2005 reached R$ 598.0 million, compared to R$ 556.7 million at the end of 2004, increasing 7.4% over the period. This increase is explained by: an increase in the indebtedness of Rio Polímeros (+ 6.6%), resulting from the execution of the project, a small increase in the indebtedness of Polibrasil (+ 7.3%) to finance the smaller cash generation in 1Q05 due to the lower sales volume, and also due to a decrease in the cash of Suzanopar Petroquímica Ltd., as a result of the Brazilian currency appreciation over the period. Suzanopar is a company indirectly controlled by Suzano Petroquímica and has funds in U.S. dollars, most of which intended for capital contributions in Rio Polímeros.

Recent Events

- ✓ Election of the new Board of Directors, now composed of 9 members, of which 5 representatives of the controlling group, 3 independents, and 1 representative of the minority shareholders;
- ✓ Approval of the payment of dividends of R$ 0.12 per share, which will be paid on 05/31/2005.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- FEDERAL TAXPAYERS CODE	4- CLASSIFICATION	5- SHARE OF CAPITAL %	6-RELEVANCE ON COMPANY'S EQUITY %	7-TYPE OF COMPANY	8-QUANTITY OF SHARES OWNED CURRENTLY (IN THOUSANDS)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSANDS)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	83.22	1	663,116	663,116
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.00	1	144.376	144,376
3	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	28.35	1	120,606	120,606
4	POLIPROPILENO S/A	13.604.087/0001-58	5	98.11	29.60	1	121,530,186	121,530,186
5	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.89	17.78	1	22,418,888	22,418,888
6	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	40.24	1	342,618	322,883

4 - CLASSIFICATION:
1- PUBLIC OWNED SUBSIDIARY
2- PUBLIC OWNED AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INDIRECT SUBSIDIARY/AFFILIATE

7 - TYPE OF COMPANY:
1- COMMERCIAL, MANUFACTURING AND OTHER
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

16.01 - OTHER RELEVANT INFORMATION

In compliance with the Regulation on Differentiated Practices of Corporate Governance (Level 2), we present below the stock position of every investor or shareholder with more than 5% of voting capital, either directly or indirectly, including individuals, as of March 31, 2005.

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Suzano Holding S.A.	97,365,154	99.99%	9,246,794	7.15%	106,611,948	47.03%
Other	10,292	0.01%	120,073,140	92.85%	120,083,432	52.97%
Total	97,375,446	100.00%	129,319,934	100.00%	226,695,380	100.00%

COMPOSITION OF CAPITAL STOCK - SUZANO HOLDING S.A.
CAPITAL STOCK - R$1,050,000,000.00

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
FANNY FEFFER	13,203,156	27.50%	9,144,528	22.41%	22,347,684	25.17%
BETTY V. FEFFER	10,799,025	22.50%	9,126,997	22.37%	19,926,022	22.44%
DANIEL FEFFER	5,999,454	12.50%	4,893,081	11.99%	10,892,535	12.27%
DAVID FEFFER	5,999,454	12.50%	4,870,882	11.94%	10,870,336	12.24%
JORGE FEFFER	5,999,454	12.50%	4,868,721	11.93%	10,868,175	12.24%
RUBEN FEFFER	5,999,454	12.50%	4,866,680	11.93%	10,866,134	12.24%
Other	3		3,029,111	7.42%	3,029,114	3.41%
Total	48,000,000	100.00%	40,800,000	100.00%	88,800,000	100.00%

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of March 31, 2005, and the related statements of income for the quarter then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended March 31, 2005, whose investment amounts to R$395,461 thousand and represents 38.66% of the Company's assets, whose assets represent 45.56% of total consolidated assets, and generated an equity loss of R$522 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4. The statement of cash flows for the quarter ended March 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We have audited the consolidated and individual balance sheets as of December 31, 2004, presented for comparative purposes, and our opinion thereon, dated January 21, 2005, includes no qualifications. The statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified review report (on individual information) and a comfort letter on consolidated information, dated May 7, 2004 and April 27, 2005, respectively.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	17,528	17,528	15,423	15,423
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(265)	(265)	(568)	(568)
3.06.03	FINANCIAL	434	434	(28)	(28)
3.06.03.01	INTEREST INCOME	577	577	158	158
3.06.03.02	INTEREST EXPENSE	(143)	(143)	(186)	(186)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	17,359	17,359	16,019	16,019
3.07	OPERATING RESULT	17,528	17,528	15,423	15,423
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	17,528	17,528	15,423	15,423
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(107)	(107)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	17,421	17,421	15,423	15,423
	QUANTITY OF SHARES (except treasury shares - in thousands)	663,116	663,116	629,703	629,703
	INCOME PER SHARE	0.02627	0.02627	0.02449	0.02449
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	13,362	13,362	8,340	8,340
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(263)	(263)	(217)	(217)
3.06.03	FINANCIAL	86	86	46	46
3.06.03.01	INTEREST INCOME	87	87	51	51
3.06.03.02	INTEREST EXPENSE	(1)	(1)	(5)	(5)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	13,539	13,539	8,511	8,511
3.07	OPERATING INCOME	13,362	13,362	8,340	8,340
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	13,362	13,362	8,340	8,340
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	13,362	13,362	8,340	8,340
	QUANTITY OF SHARES (except treasury shares - in thousands)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.09255	0.09255	0.05777	0.05777
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	11,897	11,897	20,725	20,725
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(154)	(154)	(34)	(34)
3.06.03	FINANCIAL	(19)	(19)	(9)	(9)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSE	(19)	(19)	(9)	(9)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	12,070	12,070	20,768	20,768
3.07	OPERATING INCOME	11,897	11,897	20,725	20,725
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	11,897	11,897	20,725	20,725
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	11,897	11,897	20,725	20,725
	QUANTITY OF SHARES (except treasury shares - in thousands)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.04932	0.04932	0.08592	0.08592
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	58,513	58,513	39,075	39,075
3.02	DEDUCTIONS OF GROSS REVENUE	(15,228)	(15,228)	(9,581)	(9,581)
3.03	NET REVENUE (SALES AND SERVICES)	43,285	43,285	29,494	29,494
3.04	COST OF GOODS AND SERVICES SOLD	(41,008)	(41,008)	(25,843)	(25,843)
3.05	GROSS PROFIT	2,277	2,277	3,651	3,651
3.06	OPERATING EXPENSES/REVENUES	(4,600)	(4,600)	(1,898)	(1,898)
3.06.01	SELLING EXPENSES	(4,638)	(4,638)	(1,939)	(1,939)
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	38	38	41	41
3.06.03.01	INTEREST INCOME	76	76	46	46
3.06.03.02	INTEREST EXPENSE	(38)	(38)	(5)	(5)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	(2,323)	(2,323)	1,753	1,753
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(2,323)	(2,323)	1,753	1,753
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(413)	(413)
3.11	DEFERRED INCOME TAX	756	756	(185)	(185)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(1,567)	(1,567)	1,155	1,155
	QUANTITY OF SHARES (except treasury shares - in thousands)	1,027,853	1,027,853	813,129	813,129
	INCOME PER SHARE			0.00142	0.00142
	LOSS PER SHARE	(0.00152)	(0.00152)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

INDEX

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of March 31, 2005, and the related statements of income for the quarter then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended March 31, 2005, whose investment amounts to R$395,461 thousand and represents 38.66% of the Company's assets, whose assets represent 45.56% of total consolidated assets, and generated an equity loss of R$522 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended March 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We have audited the consolidated and individual balance sheets as of December 31, 2004, presented for comparative purposes, and our opinion thereon, dated January 21, 2005, includes no qualifications. The statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified review report (on individual information) and a comfort letter on consolidated information, dated May 7, 2004 and April 27, 2005, respectively.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)			2-DISTRICT	
Av.Brigadeiro Faria Lima, 1355-9th Floor			Pinheiros	
3-ZIP CODE 01452-919	4-CITY São Paulo			5-STATE SP
6-AREA CODE 011	7-TELEPHONE NUMBER 3037-9500	8-TELEPHONE NUMBER 3037-9066	9-TELEPHONE NUMBER -	10-TELEX
11-AREA CODE 011	12-FAX 3813-5563	13-FAX 3037-9076	14-FAX	
15-E-MAIL joaonbatista@suzano.com.br				

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME				
João Pinheiro Nogueira Batista				
2-COMPLETE ADDRESS (Street, number, etc.) Av. Brigadeiro Faria Lima, 1355 - 9th Floor			3-DISTRICT Pinheiros	
4-ZIP CODE 01452-919	5-CITY São Paulo			6- STATE SP
7-AREA CODE 011	8-TELEPHONE 3037-9500	9-TELEPHONE -	10-TELEPHONE -	11-TELEX
12-AREA CODE 011	13-FAX 3813-5563	14-FAX 3037-9076	15-FAX -	
16-E-Mail joaonbatista@suzano.com.br				

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2005	12/31/2005	1st	01/01/2005	03/31/2005	4th	10/01/2005	12/31/2004
9- AUDITOR NAME Deloitte Touche Tohmatsu Auditores Independentes					10 -CVM CODE 00385-9		
11 - NAME OF THE ENGAGEMENT PARTNER João Eugenio Leitão Filho					12 - FEDERAL TAXPAYERS' CODE 860.061.428-72		

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 03/31/2005	2-PRIOR QUARTER 12/31/2004	3-SAME QUARTER OF LAST YEAR - 03/31/2004
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	129,320	129,320	123,820
TOTAL	226,695	226,695	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION Total
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES 'VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/20/2005	Dividends	05/31/2005	ON	0.12400
02	EOGSM	04/20/2005	Dividends	05/31/2005	PN	0.12400

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAID-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF CHANGE	3-CAPITAL STOCK (In R$ THOUSANDS)	4-AMOUNT OF CHANGE (In R$ THOUSANDS)	5-ORIGIN OF CHANGE	6-QUANTITY OF SHARES ISSUED	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
05/11/2005	

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
1	TOTAL ASSETS	1,022,909	1,000,458
1.01	CURRENT ASSETS	22,728	34,245
1.01.01	CASH AND CASH EQUIVALENTS	17,710	29,197
1.01.01.01	CASH AND BANK ACCOUNTS	48	2,820
1.01.01.02	TEMPORARY CASH INVESTIMENTS	17,662	26,377
1.01.02	CREDITS	4,930	4,920
1.01.02.01	RECOVERABLE TAXES	3,442	3,551
1.01.02.02	DEFERRED INCOME TAXES	694	579
1.01.02.03	OTHER CREDITS	794	790
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	88	128
1.01.04.01	PREPAID EXPENSES	88	128
1.02	NONCURRENT ASSETS	10,689	7,304
1.02.01	MISCELLANEOUS CREDITS	218	187
1.02.01.01	DEFERRED INCOME TAXES	218	187
1.02.02	LOANS DUE FROM RELATED PARTIES	10,471	7,117
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	10,471	6,786
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	331
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	989,492	958,909
1.03.01	INVESTMENTS	988,738	958,122
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	984,230	953,447
1.03.01.02.01	SUZANO QUÍMICA LTDA.	807,305	789,884
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	176,925	163,563
1.03.01.03	OTHER INVESTMENTS	4,508	4,675
1.03.01.03.01	UNAMORTIZED GOODWILL	4,508	4,675
1.03.02	PROPERTY, PLANT AND EQUIPMENT	754	787
1.03.02.01	OTHER ASSETS	754	787
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
2	TOTAL LIABILITIES	1,022,909	1,000,458
2.01	CURRENT LIABILITIES	36,439	38,027
2.01.01	LOANS	6,307	6,490
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	475	253
2.01.04.01	TAXES PAYABLE	475	253
2.01.05	DIVIDENDS PAYABLE	28,132	28,132
2.01.06	PROVISIONS	524	1,705
2.01.06.01	BONUS PROVISION	524	1,705
2.01.07	DEBT WITH RELATED COMPANIES	285	214
2.01.08	OTHER	716	1,233
2.01.08.01	SALARIES AND PAYROLL TAXES	684	711
2.01.08.02	ACCOUNTS PAYABLE	32	522
2.02	LONG TERM LIABILITIES	3,766	6,769
2.02.01	LOANS	3,127	6,220
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	639	549
2.02.03.01	OTHER	639	549
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	982,704	955,662
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVES	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	27,042	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	26,893	26,893	19,452	19,452
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4,421)	(4,421)	(4,027)	(4,027)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(4,421)	(4,421)	(4,027)	(4,027)
3.06.03	FINANCIAL	698	698	(117)	(117)
3.06.03.01	INTEREST INCOME	1,030	1,030	287	287
3.06.03.02	INTEREST EXPENSE	(332)	(332)	(404)	(404)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(167)	(167)	(167)	(167)
3.06.05.01	GOODWILL AMORTIZATION	(167)	(167)	(167)	(167)
3.06.06	EQUITY PICK UP FROM INVESTEES	30,783	30,783	23,763	23,763
3.07	OPERATING INCOME	26,893	26,893	19,452	19,452
3.08	NON OPERATING INCOME	5	5	0	0
3.08.01	INCOME	5	5	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	26,898	26,898	19,452	19,452
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	144	144	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	27,042	27,042	19,452	19,452
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.11929	0.11929	0.08794	0.08794
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.
Politeno Indústria e Comércio S.A.
Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.
Petroflex Indústria e Comércio S.A.
Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.
Rio Polímeros S.A.
Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the end of the first semester of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming at mainly the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUATERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and normative ruling from Brazilian Securities Exchange Commission (CVM).

3 - SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

4 - CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes the Company and its direct and indirect subsidiaries and the jointly-controlled subsidiaries, which were consolidated proportionally, as follows:

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.38%	98.11%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do Nordeste S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	89.06%	86.59%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.89%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

The consolidation procedures applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

The reconciliation of the net income for the period ended March 31, 2004 of the Company and the consolidated financial information is as follows:

Consolidated financial information	19,401
Adjustments in subsidiaries shareholder's equity	51
Company's individual financial information	19,452

5 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	3/31/05	12/31/04
Domestic	200,186	162,147
Overseas	66,678	86,330
Discounted notes	(45,906)	(77,164)
Allowance for doubtful accounts	(18,075)	(16,359)
	202,883	154,954

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6 - INVENTORIES - CONSOLIDATED

	3/31/05	12/31/04
Finished goods	108,440	86,066
Work in process	674	883
Raw material	37,102	38,442
Auxiliary and maintenance materials and other	14,501	15,884
	160,717	141,275

7 - RECOVERABLE TAXES - CONSOLIDATED

	3/31/05	12/31/04
Income tax and social contribution	5,071	6,047
Recoverable ICMS (net of provision for losses)	122,297	118,568
Other taxes	4,979	3,303
	132,347	127,918
Current portion	35,329	28,306
Noncurrent portion	97,018	99,612

From the total balance of recoverable ICMS as of March 31, 2005, R$38,704 (R$39,393 as of December 31, 2004) relates to Politeno. The management of this jointly-controlled subsidiary is making efforts to collect these credits, as well as has adopted measures aimed at reducing the future flow of credits. In addition, the alienation of a portion of these credits to third parties was already formalized, pending of approval of the subject transfers by the Finance Agency of the State of Bahia. During the quarter, Politeno received authorization by the Finance Agency of the State of Bahia to trade R$5,944, which was utilized during the quarter.

In the case of Politeno, negotiations have been conducted with the Finance Agency to realize the remaining balances of credits aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast program and the use of credits to pay for the indirect importation of petrochemical naphtha.

From the total balance of recoverable ICMS as of March 31, 2005, R$46,884 (R$45,546 as of December 31, 2004) relate to Rio Polímeros, amount reflecting the long-term obligation, based on Decree Law # 25,665/99, from the importation of equipment and spare parts for the setting up of the plant.

From the total balance of recoverable ICMS as of March 31, 2005, R$33,626 (R$31,995 as of December 31, 2004) relate to Polibrasil, which is making efforts to collect these credits.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

The management of the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the subject carrying amount to the likely recoverable value.

8 - INCOME AND SOCIAL CONTRIBUTION TAXES - CONSOLIDATED

a) Deferred taxes

Tax credits recognized by jointly-controlled subsidiaries over temporary differences and tax losses, as follows:

	3/31/05					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	694	694
	-	35	2,436	-	694	3,165
Noncurrent portion						
Tax losses	358	-	741	-	-	1,099
Temporary differences	-	8,437	8,275	2,155	218	19,085
	358	8,437	9,016	2,155	218	20,184

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	12/31/04					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Current portion						
Tax losses	-	35	2,479	-	-	2,514
Temporary differences	-	1,661	-	-	579	2,240
	-	1,696	2,479	-	579	4,754
Noncurrent portion						
Tax losses	106	-	-	-	-	106
Temporary differences	-	6,344	9,568	2,313	187	18,412
	106	6,344	9,568	2,313	187	18,518

The companies recognized deferred income taxes on tax losses, from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30% of yearly taxable income. The companies expect to recover these tax credits as follows:

- Rio Polímeros S.A. - to 2006;
- Petroflex Indústria e Comércio S.A. - to 2009;
- Polibrasil Participações S.A. - to 2009;
- Politeno Indústria e Comércio S.A. - to 2009.

b) Reconciliation

	Consolidated	
	3/31/05	3/31/04
Income before taxes on income	34,836	26,032
Subsidiaries which have not recognized credits on tax losses	4,965	4,871
	39,801	30,903
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(13,532)	(10,507)
Exchange variation on investments in foreign subsidiaries	435	338
Tax incentives	5,652	2,030
Amortized goodwill	(157)	(157)
Tax losses	48	1,633
Effects from other permanent additions (exclusions)	(141)	249
Total charge to income	(7,695)	(6,414)
Income and social contribution taxes - current	(7,263)	(6,513)
Income and social contribution taxes - deferred	(432)	99
	(7,695)	(6,414)

9 - INVESTMENTS

	Consolidated		Company	
	3/31/05	12/31/04	3/31/05	12/31/04
Subsidiaries	-	-	984,230	953,447
Unamortized goodwill	-	-	4,508	4,675
Other investments carried at cost				
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - Norquisa (a)	63,427	63,391	-	-
Provision for losses	(33,364)	(32,620)	-	-
Other	7,307	6,976	-	-
	70,755	71,132	988,738	958,122

The subsidiaries' quarterly financial information as of March 31, 2005 and the financial statements as of December 31, 2004, were reviewed and audited, respectively, by independent auditors.

(a) The subsidiary Polipropileno Participações S.A. and the jointly-controlled subsidiary Politeno Indústria e Comercio S.A. own 10.93% e 11.11%, respectively, of the capital stock of Nordeste Química S.A. - NORQUISA. These investments are carried at cost, which reflect the equity method based on the financial statements of NORQUISA as of May 31, 2002, when the joint control by Polipropileno e Politeno became ineffective because of the statutory restructuring of Braskem S.A. During 2002, a provision for a permanent loss in these investments was recorded.

The unamortized negative goodwills have been recorded as deferred income in the consolidated financial statements, being originated from the following subsidiaries:

Owner	Subsidiary	Negative goodwill
Suzano Química Ltda.	Petroflex Industria e Comércio S.A.	17,593
Suzano Química Ltda.	Polipropileno Participações S.A.	2,859
Polibrasil Participações S.A.	Polipropileno S.A.	10,871
Polipropileno S.A.	Polibrasil Resinas S.A.	1,711
		33,034

Investment data and summary of activity of direct subsidiaries' investment accounts:

	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
Subsidiaries			
a) % Share Ownership			
March 31,2005 and December 31, 2004			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries			
March 31, 2005			
Capital stock	663,116	144,376	
Adjusted shareholders' equity	807,305	176,925	
Adjusted results for the period	17,421	13,362	
c) Investment activity			
Balance -- December 31, 2003	678,845	152,430	831,275
Dividends	(5,000)	(33,300)	(38,300)
Purchase and subscription of shares	32,525	-	32,525
Equity pickup	83,514	44,433	127,947
Balance -- December 31, 2004	789,884	163,563	953,447
Equity pickup	17,421	13,362	30,783
Balance -- December 31, 2004	807,305	176,925	984,230

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

		Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
		Rio Polimeros S.A. (1)	Polibrasil Participações S.A.	Suzanopar Petroquímica Ltd.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a)	% Share Ownership March 31, 2005 and December 31, 2004						
	Voting capital	33.33%	50.00%	100.00%	20.14%	89.06%	35.00%
	Total capital	33.33%	50.00%	100.00%	20.12%	86.59%	33.89%
b)	Information on subsidiaries March 31, 2005						
	Capital stock	1,187,788	275,080	33,908	161,880	66,344	359,868
	Adjusted shareholders' equity	1,186,383	478,997	48,325	307,529	22,552	470,269
	Adjusted results for the period	(1,567)	11,897	304	42,536	(179)	28,107
c)	Investment activity						
	Balance -- December 31, 2003	298,008	206,337	165,675	41,274	19,522	140,019
	Subscription of shares	74,746	-	-	-	-	-
	Purchase of shares	-	-	-	-	392	-
	Capital reduction (2)	-	-	(81,558)	-	-	-
	Goodwill	-	-	-	-	295	-
	Interest on Capital	-	-	-	(3,143)	-	-
	Dividends	-	(1,715)	-	(7,134)	-	(38,049)
	Equity pickup	424	68,061	(2,888)	20,370	(527)	45,074
	Balance -- December 31, 2004	373,178	272,683	81,229	51,367	19,682	147,044
	Subscription of shares	22,805	-	-	-	-	-
	Capital reduction (2)	-	-	(34,487)	-	-	-
	Dividends	-	(39,132)	-	-	-	-
	Equity pickup	(522)	5,948	1,583	10,505	(155)	13,539
	Balance -- March 31, 2005	395,461	239,499	48,325	61,872	19,527	160,583
	Last stock price at São Paulo Stock Exchange - BOVESPA					(3)	
	3/23/05 - PNA	-	-	-	-	-	18.30
	3/31/05 - PNB	-	-	-	-	-	6.30
	3/10/05 - ON	-	-	-	1.00	-	-
	3/31/05 - PNA	-	-	-	0.91	-	-

(1) Pre-operating stage enterprise - according to the investment project, Suzano Química Ltda. will be required to subscribe additional capital funds amounting to approximately US$20.9 million up to the completion of the project.

(2) For purposes of transfer of funds to Rio Polímeros S.A.

(3) There is no recent stock market price for the stock of this subsidiary.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Related Parties

Consolidated	3/31/05		12/31/04		
	Liabilities		Assets	Liabilities	
	Current	Noncurrent	Noncurrent	Current	Noncurrent
	Accounts payable	Accounts payable	Trade accounts Receivable	Accounts payable	Accounts payable
Company with non-consolidated related parties	285	-	1,038	214	-
Payables of Suzano Química Ltda. to non-consolidated related parties	33	-	-	34	-
Related parties in consolidation of jointly-controlled subsidiaries:					
Polibrasil Participações S.A. (1)	5,501	16,962	-	8,611	13,007
Petroflex Indústria e Comércio S.A	8	-	-	8	-
Total	5,827	16,962	1,038	8,867	13,007

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,438 thousand, plus interest of 8% per year with yearly payments until 2008.

Company	3/31/05		12/31/04			
	Assets	Liabilities	Assets			Liabilities
	Noncurrent	Current	Noncurrent			Current
	Advance for future capital increase	Accounts payable	Accounts receivable	Advance for future capital increase	Total	Accounts payable
With consolidated parties:						
Polibrasil Participações S.A.	-	-	1,415	-	1,415	-
Suzano Química Ltda.	10,471	-	-	5,371	5,371	-
With non-consolidated parties:						
Suzano Bahia Sul Papel e Celulose S.A.	-		-	-	-	11
Suzano Holding S.A.	-	285	331	-	331	203
Total	10,471	285	1,746	5,371	7,117	214

There are no relevant transactions among related companies.

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Yearly depreciation rates	3/31/05	12/31/04
Buildings	2.5% to 4%	105,261	83,504
Machinery and equipment	5% to 20%	568,593	559,817
Other	10% to 20%	31,696	54,054
		705,550	697,375
Accumulated depreciation		(334,477)	(321,672)
		371,073	375,703
Construction in progress		815,162	794,711
Land		17,336	16,189
		1,203,571	1,186,603

As of March 31, 2005, approximately R$775,754 (R$755,587 as of December 31, 2004) of the balance of "construction in progress" is related to the construction, assembly and engineering of the plant of Rio Polímeros by the group ABB Lummus/Snamprogetti contracted as of July 1st, 2000, when the agreement with Univation Technologies related to licensing of the right of use of polypropylene production technology was signed. As of March 15, 2000, the agreement with ABB Lummus Global Technologies related to licensing the right of use of ethylene production technology was signed.

11 - DEFERRED CHARGES - CONSOLIDATED

	3/31/05						12/31/04
	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Net book value	Net book value
Polibrasil Participações S.A.	25,464	32,808	1,060	3,779	(51,661)	11,450	12,469
Politeno Indústria e Comércio S.A.	-	21,367	-	-	(20,149)	1,218	1,302
Rio Polímeros S.A.	-	86,789	-	-	-	86,789	77,683
Suzano Petroquímica S.A.	-	-	4,508	-	-	4,508	4,675
	25,464	140,964	5,568	3,779	(71,810)	103,965	96,129

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year, using this advanced technology of the other shareholder of Polibrasil, namely Basell, a worldwide leader in the production of polypropylene.

Pre-operating expenses

As of September 13, 2002, Rio Polímeros and Petrobrás signed agreements to build a water transportation system to serve both companies with half the funds required by each party. The construction began in April 2003. The planning and management of the construction work have been conducted under the responsibility of Petrobrás.

12 - LOANS

	Consolidated		Company	
	3/31/05	12/31/04	3/31/05	12/31/04
Investments' funding	18,660	21,721	9,434	12,710
Brazilian Development Bank - BNDES	280,591	249,720	-	-
In foreign currency	451,919	439,778	-	-
Other	19,204	14,979	-	-
	770,374	726,198	9,434	12,710
Current portion	142,406	128,493	6,307	6,490
Noncurrent portion	627,968	597,705	3,127	6,220

The Company loan is related to the purchase of capital shares in the privatization of Politeno Indústria e Comércio S.A., bearing interest at 6.5% per year plus monetary restatement based on TR variation, which matures in biannual installments up to 2006.

The consolidated loans include, additionally, the following:

- POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

  - R$9,226 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 - guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

  - Loan (Spheripol/Splitter) - R$125,358 - resources from BNDES (R$33 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (The Netherlands Development Bank) (US$35 million) bearing interest at 6-month LIBOR plus 4.2% per year. Polibrasil plants located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantees to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter amounting to US$10 million.

  - Advanced collection of exports - R$28,435- interest at 6-month LIBOR plus 4.5% per year and exchange variation - maturities until March 2009.

- POLITENO INDÚSTRIA E COMÉRCIO S.A.

  - Foreign currency - R$26,590 - LIBOR plus 2.00% to 3.98% per year and impact of exchange variation;

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- Local currency - R$2,678 - TJLP plus 2.5% to 8.3% per year and CDI (Interbank Deposit Certificate) plus 0.1% to 1% per year.

- PETROFLEX INDÚSTRIA E COMÉRCIO S.A.
  - Local currency - R$10,003 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;
  - Advance collection of exports - R$4,390 - Libor plus 3.16% to 4.0% per year and impact of exchange variation;
  - Foreign currency - Exim-Bank - R$840 - Libor plus 1.22% per year and impact of exchange variation;

- RIO POLÍMEROS S.A.
  - Local currency - BNDES - R$185,053 - TJLP plus 5% per year; R$40,379 - BNDES's basket of currencies plus 5% per year.
  - Foreign currency - R$287,243 - Interest at 5.51% per year plus impact of exchange variation.

- Interest expenses have been capitalized during the construction phase.

- The subsidiary offered as guarantee the future cash flow from operations, supported by export contracts, and shareholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2006	48,125	3,127
2007	76,350	-
2008	83,216	-
2009	90,620	-
2010 and later	329,657	-
	627,968	3,127

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The jointly controlled subsidiaries have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

The consolidated provision for contingencies originated from the following companies:

	3/31/05	12/31/04
Tax Contingencies		
Politeno Indústria e Comércio S.A.	1,558	1,531
Polibrasil Participações S.A.	5,125	5,169
Petroflex Indústria e Comércio S.A. (1)	64,300	56,608
	70,983	63,308
Labor Disputes		
Polibrasil Participações S.A.	1,914	1,923
Petroflex Indústria e Comércio S.A.	546	433
	2,460	2,356
Civil Disputes		
Polibrasil Participações S.A.	2,714	2,717
Other	-	372
	76,157	68,753

(1) Relates, mainly, to a court dispute on credits for the Federal Excise Tax - IPI based on a theory that defends the taxpayers can use the subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

Labor lawsuit concerning Clause 4 (relating to the subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, state of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. Any net income will have the destination decided in the Shareholders' Meeting, as proposed by the Management, with a favorable finding by the Board of Directors, with the option of designating up to 90% of net income to the Reserve for Capital Increase, in order to ensure adequate operating conditions. The amount of this reserve may not surpass 80% of capital. The balance remaining after the recognition of this Reserve for Capital Increase may be destined to the Special Statutory Reserve, the balance of which being limited to 20% of capital.

15 - NET SALES AND COST OF SALES - CONSOLIDATED

	3/31/05			3/31/04		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of Sales	Gross Profit
Domestic market	329,477	(261,106)	68,371	264,520	(210,416)	54,104
Foreign market	70,823	(55,655)	15,168	45,684	(38,079)	7,605
	400,300	(316,761)	83,539	310,204	(248,495)	61,709

16 - FINANCIAL INCOME (EXPENSE) - CONSOLIDATED

	3/31/05	12/31/04
Financial expenses	(12,721)	(11,232)
Exchange variation losses	(841)	(1,971)
	(13,562)	(13,203)
Financial income	4,717	3,893
Exchange variation gains	989	1,163
	5,706	5,056

17 - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	3/31/05	3/31/04
Net sales	400,300	310,024
Gross profit	83,539	61,709
Operating expenses:		
Selling expenses	(25,914)	(18,483)
Administrative expenses	(14,078)	(12,352)
Other operating income (expense)	(1,468)	2,093
Earnings before interest and taxes (EBIT)	42,079	32,967
Goodwill amortization	629	629
Depreciation/amortization	11,448	11,395
Earnings before interest, taxes, depreciation and amortization (EBITDA)	54,156	44,991
Margin (EBITDA/net sales)	13.53%	14.51%

18 - FINANCIAL INSTRUMENTS

Estimated market values of financial instruments included in the balance sheet as of March 31, 2005 which differ from the amounts in the financial statements are as follows:

Company and consolidated

	Account balance	Market value
Loans in local currency	9,434	9,099

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits receivable from subsidiaries and investment-funding loans.

Asset balances, representing permanent investments in subsidiaries, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value determined by means of future cash flows, using interest rates similar to instruments of the same nature.

The investment in Petroquímica União S.A. (PQU), by the jointly-controlled subsidiary Polibrasil Resinas S.A, is carried at cost and amounts to R$66.7 million. This investment, if valued at the price of PQU stock at the São Paulo Stock Exchange as of March 31, 2005, would correspond to R$116 million.

The investments in Nordeste Química S.A. - NORQUISA is carried at the cost method by the jointly-controlled subsidiaries Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A., as discussed in note 9. There are no parameters to determine the market value of these investments due to the fact that NORQUISA is a privately held company.

The subsidiaries informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

The jointly-controlled subsidiaries Petroflex, Politeno and Polibrasil Resinas S.A. had open Vendor operations amounting to R$18,214, R$13,120 and R$124,115, respectively, as of March 31, 2005 (R$17,438, R$12,476 and R$200,865 in December 31, 2004) recorded as reduction of trade accounts receivable. These enterprises guarantee these amounts and must pay the financial institutions in case of delinquency by subject clients. These companies have not experienced material losses from these transactions.

The balance of recoverable taxes - ICMS (as discussed in note 7), according to applicable legislation, it is destined for compensation with ICMS to be generated in future sales, there is no interest and no open market to negotiate the referred credit balance.

19 - INSURANCE

The Company and its subsidiaries have policies to maintain adequate insurance coverage for risks on property, plant and equipment and inventories, based on the advice of their insurance consultants.

20 - GUARANTEES

Guarantees provided to subsidiaries were as follows:

	3/31/05	12/31/04
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	19,886	19,291
Joint guarantees with Suzano Bahia Sul Papel e Celulose S.A.:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	33,155	36,155
Total	53,041	55,446

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

21 - PENSION PLANS

The jointly-controlled subsidiaries Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor supplementary pension plans for their employees, accounted for in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and a portion of Petroflex's is a mixed plan (defined benefit and defined contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension benefits (in relation to the pension benefits by the mandatory Federal pension system) for employees (and their direct relatives). The sponsors and employees make monthly contributions based on monthly salaries.

Petroflex, besides Previnor, sponsors for a portion of its employees a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The jointly-controlled subsidiaries Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to their financial statements, there are no cases of additional deficit of sponsors' responsibility to be recognized.

In January 2005, the Company established a defined-contribution supplementary pension plan for its employees, through the contracting of a solid financial institution. The plan, named Suzano Prev, was established together with other companies of Suzano Group. In accordance with the bylaws of Suzano Prev, the Company's contributions during the quarter totaled R$ 13.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE QUARTER ENDED MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 3/31/2005	Company 3/31/2005
SOURCES OF FUNDS		
From operations:		
Net income	27,042	27,042
Minority interest	99	-
Items not affecting working capital:		
Depreciation and amortization	11,448	34
Splitter depreciation - Polibrasil	2,028	-
Net book value of property, plant and equipment disposals	93	17
Deferred income taxes	(1,409)	(31)
Provision for recoverable ICMS	431	-
Write-off of recoverable ICMS	223	-
Provision for contingencies	7,621	-
Equity pickup in subsidiaries	-	(30,783)
Goodwill amortization	629	167
Monetary and exchange variations on long-term items, net	15,032	12
Other	295	-
Funds provided by operations	63,532	(3,542)
Other sources:		
Borrowings (long-term loans)	24,181	-
Increase in long-term liabilities	3,329	90
Decrease in long-term assets	7,344	1,747
TOTAL SOURCES	98,386	(1,705)
USES OF FUNDS		
In permanent assets		
Additions to property, plant and equipment	29,582	18
Additions to deferred charges	9,420	-
	39,002	18
Increase in long-term assets	2,811	5,101
Dividends of minority interests	763	-
Decrease in long-term liabilities	7,210	3,105
TOTAL USES	49,786	8,224
INCREASE (DECREASE) IN WORKING CAPITAL	48,600	(9,929)
Increase (decrease) in current assets	87,463	(11,517)
Increase (decrease) in current liabilities	38,863	(1,588)

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 3/31/2005	Company 3/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	27,042	27,042
Minority interest	99	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,448	34
Splitter depreciation - Polibrasil	2,028	-
Net book value of property, plant and equipment disposals	93	17
Equity pickup in subsidiaries	-	(30,783)
Goodwill amortization	629	167
Monetary and exchange variations on long-term items	7,399	231
Provision for contingencies	7,621	-
Deferred income taxes	179	(145)
Provision for recoverable ICMS	431	-
Write-off of recoverable ICMS	223	-
Other	17	-
Changes in assets and liabilities:		
Decrease (increase) in trade account receivables	(45,927)	-
Decrease (increase) in inventories	(19,388)	-
Decrease (increase) in recoverable taxes	(9,529)	109
Decrease (increase) in other current and long-term assets	(5,651)	(3,318)
Increase (decrease) in trade accounts payable	45,223	-
Increase (decrease) in other current and long-term liabilities	(18,618)	(1,315)
Net cash provided (used) by operating activities	3,319	(7,961)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(29,582)	(18)
Additions to deferred charges	(9,420)	-
Net cash used in investing activities	(39,002)	(18)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings	102,928	-
Repayments of loans	(64,329)	(3,508)
Net cash provided by financing activities	38,599	(3,508)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,916	(11,487)
Cash and cash equivalents at beginning of period	169,497	29,197
Cash and cash equivalents at end of period	172,413	17,710

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 08).

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
1	TOTAL ASSETS	2,113,070	2,004,799
1.01	CURRENT ASSETS	606,240	518,777
1.01.01	CASH AND CASH EQUIVALENTS	172,413	169,497
1.01.01.01	CASH AND BANK ACCOUNTS	3,659	34,884
1.01.01.02	TEMPORARY CASH INVESTMENTS	168,754	134,613
1.01.02	CREDITS	269,942	204,460
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	202,883	154,954
1.01.02.02	RECOVERABLE TAXES	35,329	28,306
1.01.02.03	DEFERRED INCOME TAXES	3,165	4,754
1.01.02.04	OTHER CREDITS	28,565	16,446
1.01.03	INVENTORIES	160,717	141,275
1.01.04	OTHER	3,168	3,545
1.01.04.01	PREPAID EXPENSES	3,168	3,545
1.02	NONCURRENT ASSETS	128,539	132,158
1.02.01	MISCELLANEOUS CREDITS	128,539	131,120
1.02.01.01	RECOVERABLE TAXES	97,018	99,612
1.02.01.02	DEFERRED INCOME TAXES	20,184	18,518
1.02.01.03	JUDICIAL DEPOSITS	2,686	2,661
1.02.01.04	OTHER CREDITS	8,651	10,329
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	1,038
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	1,038
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,378,291	1,353,864
1.03.01	INVESTMENTS	70,755	71,132
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	70,755	71,132
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,203,571	1,186,603
1.03.03	DEFERRED CHARGES	103,965	96,129

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2005	4- 12/31/2004
2	TOTAL LIABILITIES	2,113,070	2,004,799
2.01	CURRENT LIABILITIES	314,719	275,856
2.01.01	LOANS	142,406	128,493
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	103,362	58,139
2.01.04	TAXES AND CONTRIBUTIONS	10,818	16,457
2.01.05	DIVIDENDS PAYABLE	28,922	28,230
2.01.06	PROVISIONS	2,742	5,556
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	2,742	5,556
2.01.07	DEBT WITH RELATED COMPANIES	5,827	8,867
2.01.08	OTHER	20,642	30,114
2.01.08.01	SALARIES AND PAYROLL TAXES	10,644	8,850
2.01.08.02	ACCOUNTS PAYABLE	9,998	21,264
2.02	LONG TERM LIABILITIES	774,772	731,743
2.02.01	LOANS	627,968	597,705
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	76,157	68,753
2.02.03.01	CONTINGENCIES	76,157	68,753
2.02.04	LOANS DUE TO RELATED COMPANIES	16,962	13,007
2.02.05	OTHER	53,685	52,278
2.02.05.01	DEFERRED INCOME TAXES	1,439	1,448
2.02.05.02	PENSION PLAN	4,586	4,609
2.02.05.03	ACCOUNTS PAYABLE	776	675
2.02.05.04	TAXES PAYABLE	46,884	45,546
2.03	DEFERRED INCOME	33,034	33,034
2.04	MINORITY INTEREST	7,841	8,504
2.05	SHAREHOLDERS' EQUITY	982,704	955,662
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVE	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	27,042	0

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	515,060	515,060	390,351	390,351
3.02	DEDUCTIONS OF GROSS REVENUE	(114,760)	(114,760)	(80,147)	(80,147)
3.03	NET REVENUE (SALES AND SERVICES)	400,300	400,300	310,204	310,204
3.04	COST OF GOODS AND SERVICES SOLD	(316,761)	(316,761)	(248,495)	(248,495)
3.05	GROSS PROFIT	83,539	83,539	61,709	61,709
3.06	OPERATING EXPENSES/REVENUES	(49,316)	(49,316)	(36,889)	(36,889)
3.06.01	SELLING EXPENSES	(25,914)	(25,914)	(18,483)	(18,483)
3.06.02	GENERAL AND ADMINISTRATIVE	(14,078)	(14,078)	(12,352)	(12,352)
3.06.03	FINANCIAL	(7,856)	(7,856)	(8,147)	(8,147)
3.06.03.01	INTEREST INCOME	5,706	5,706	5,056	5,056
3.06.03.02	INTEREST EXPENSE	(13,562)	(13,562)	(13,203)	(13,203)
3.06.04	OTHER OPERATING REVENUES	0	0	2,722	2,722
3.06.05	OTHER OPERATING EXPENSES	(1,468)	(1,468)	(629)	(629)
3.06.05.01	OTHER	(839)	(839)	0	0
3.06.05.02	GOODWILL AMORTIZATION	(629)	(629)	(629)	(629)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	34,223	34,223	24,820	24,820
3.08	NON OPERATING RESULT	613	613	1,212	1,212
3.08.01	REVENUES	613	613	1,212	1,212
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	34,836	34,836	26,032	26,032
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(7,263)	(7,263)	(6,513)	(6,513)
3.11	DEFERRED INCOME TAX	(432)	(432)	99	99
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(99)	(99)	(217)	(217)
3.15	NET INCOME/LOSS FOR THE PERIOD	27,042	27,042	19,401	19,401
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.11929	0.11929	0.08771	0.08771
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sector Scenario and Economic Context

Historically, the first quarter is weak compared to the other quarters, mainly compared to the second and third quarters, due to year-end sales. Specifically in the first quarter of 2005, the Brazilian petrochemical market's behavior fell short of the expectations created with the good performance in 2004 and the sector's coming upward cycle. However, at the end of the period, the petrochemical market started showing signs of recovery.

In the Brazilian market, the combination of rising interest rates and the downturn of the country's economic activity caused a slowdown in many segments of the economy in which transformed plastic products are used, such as electric products and electronics, as well as home appliances, with the exception of the automotive industry, which presented good performance in the period. Resins and elastomers manufacturers reduced their purchases due to shrinking consumer demand and to the accumulation of large inventories in 2004, given the expectation of price hikes for these products as a result of the propagation, along the production chain, of sharp rises in oil prices during the year.

Although the Brazilian currency appreciation in the period has had a negative impact on the competitiveness of Brazilian companies abroad, the good phase experienced by the international petrochemical market allowed Brazilian companies to overcome weaker domestic demand, redirecting part of their sales to exports, with attractive margins.

According to data from Abiquim (Brazilian Chemical Industry Association), domestic apparent consumption of thermoplastic resins during the first quarter increased only 4.3% compared to the same period of 2004, and decreased 3.4% as compared to the last quarter of the year. Thermoplastic resin production during the period reached 1 million tons, representing growth of 4.8% compared to the prior year, and a 4.1% drop as compared to the last quarter of 2004, while imports increased 13.0% and 9.9% in relation to the first quarter and last quarter of 2004, respectively, and exports were 13.4% and 2.2% higher as compared to the same periods.

With the reduction in manufacturers' inventories and recovery of the Brazilian economy, it is expected that in coming months there will be a rebound in the domestic petrochemical market, providing the recomposition of prices and margins to levels compatible with the upswing in the petrochemical cycle, as is already expected in the global market and indicated by the domestic market as from March 2005.

In the international context, the petrochemical market is reacting well to high oil prices, since demand is rising and the supply of products to meet consumer needs is limited. The expectation is that demand will intensify in coming months with resumed purchasing in the Asian market. This favorable period for the market has allowed hikes in raw material prices to be passed on along the production chain with margin gains. As long as supply is balanced with demand, petrochemical prices should be able to assure margins, even with hikes in raw material costs.

No new production capacities in the world, that could lead to oversupply of products that could drive down international resin prices until 2007, have been announced. Thus, it is expected that the upper end of the petrochemical cycle will last longer than prior cycles' peaks. In addition, as the new capacities scheduled to go into operation as from 2007, especially in the Middle East, should be unable to fully meet the growth in global demand, the new price stability level after 2007 should be higher than historical levels.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

The Brazilian petrochemical industry is operating at a high rate of usage of installed capacity, a fact that allows a basis to fully reap the benefits of the sector's fly-up.

Operating Performance of Jointly-Controlled Subsidiaries:

Suzano Petroquímica, as a non-operating holding company, depends directly upon the operations of its subsidiaries. We present below the operating highlights of our jointly-controlled subsidiaries.

Production(000 tons)	1Q05	4Q04	1Q04	Δ% year	Δ% quart
Polibrasil	124.7	146.2	126.1	(1.1)	(14.7)
Politeno	84.2	87.9	60.1	40.0	(4.2)
Petroflex	90.8	95.0	84.3	7.7	(4.4)
Rio Polímeros	NA	NA	NA	NA	-

Sales (000 tons)	1Q05	4Q04	1Q04	Δ% year	Δ% quart
Polibrasil	110.2	143.0	126.2	(12.7)	(22.9)
Domestic Market	94.5	110.9	105.9	(10.7)	(14.8)
Foreign Market	15.7	32.0	20.3	(22.9)	(51.1)
Politeno	85.9	86.6	68.0	26.3	(0.7)
Domestic Market	68.6	68.6	63.2	8.5	0.0
Foreign Market	17.3	18.0	4.8	262.3	(3.5)
Petroflex	83.1	95.6	89.2	(6.8)	(13.0)
Domestic Market	53.2	68.7	60.6	(12.2)	(22.6)
Foreign Market	29.9	26.9	28.6	4.8	11.4
Rio Polímeros (Domestic Market)	12.0	10.5	10.2	17.5	14.4

Polibrasil

- ✓ In 1Q05, production was 1.1% lower in relation to the same period of 2004, due to problems in the supply of raw materials and in the production process of the Mauá and Camaçari plants, including an unscheduled 5-day stoppage in Mauá plant, caused by an unscheduled stoppage of the Recap refinery.
- ✓ The average level of capacity usage this quarter was 76.8%, against 77.8% in the same period of 2004, and 90.1% in 4Q04. Due to the market's seasonality, the capacity usage rate is usually lower in the first quarter, and was aggravated by the aforementioned stoppages.
- ✓ In 1Q05, Polibrasil's sales volume was 110,200 tons, a 12.7% reduction in relation to the first quarter of 2004. The sales volume in the domestic market suffered a 10.7% reduction, due to the downturn in the domestic market, increased competition with imports and the entry of imported manufactured products. In addition, exports fell 22.9%, due to the lower production volume.
- ✓ Polibrasil's gross margin was 17.0%, down 4.3 p.p. in relation to 1Q04.
- ✓ EBITDA margin also suffered a 6.2 p.p. decrease, going from 18.6%, in 1Q04, to 12.4% this quarter.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Rio Polímeros

- ✓ Rio Polímeros' results resulted from the pre-marketing activity, whose main objectives are the: (1) creation of a customer portfolio capable of absorbing the volume of polyethylene to be produced; (2) presentation of the product "Riopol" to the market; (3) creating customer loyalty; (4) training of professionals; (5) testing of processes and distribution channels; and (6) deeper knowledge of the market's needs.
- ✓ In 1Q05, Rio Polímeros had sales volume of 12,000 tons, as a result of its pre-marketing *activities, 17.5% greater than the volume sold in the same period in 2004. Riopol's pre-*marketing products have already been placed to over 250 customers in nearly two years, becoming the best-known product and consolidating its customer base, even before the start-up of the manufacturing complex.
- ✓ The gross profit of the pre-marketing activities was R$ 2.3 million, 37.6% lower than the result for 1Q04. The gross margin was 5.3%. The decrease in gross profit is due to the increase in the price of polyethylene purchased for resale, which was not fully passed on to sales prices, thus leading to a reduction in the unit margin.
- ✓ The company's net income was negative by R$ 1.6 million, as a result of the decrease in gross margin associated with the increase in pre-marketing fixed expenses in the period.
- ✓ At the end of March, 97.5% of the plant's construction had been concluded. June will mark the start-up of the industrial complex, in the testing phase.

Politeno

- ✓ Production in 1Q05 increased 40.0% in relation to the same period of 2004, as a result of the stoppage for preventive maintenance in February and March 2004, due to the stoppage of Braskem, which did not occur in 2005.
- ✓ The average level of capacity usage this quarter was 94%, against 69% in the same period of 2004, and 97% in 4Q04, being greater due to the plant's operation without stoppages this quarter.
- ✓ Politeno's sales volume was 86,000 tons in 1Q05, increasing 26.3% in relation to the same period in 2004. Domestic sales were 8.5% higher than the same quarter of 2004, remaining in line with the volume sold in 4Q04. Exports, for their part, were 262.3% higher than the same period in 2004, in order to reduce inventories, given the increase in the company's production, which was directed towards the international market, and 3.5% less than in 4Q04.
- ✓ Politeno's gross margin was 24.1%, 3.2 p.p. higher than the same quarter of the last year. The higher prices achieved allowed for the increase in the gross margin, despite the increase in production cost and the lower volume sold.
- ✓ Politeno's EBITDA margin was 16.6%, representing a 1.3 p.p. increase in relation to the EBITDA margin for 1Q04, and 1.8 p.p. in relation to 4Q04.

Petroflex

- ✓ Production for the period rose 7.7%, reaching 90,800 tons. The production increase is the result of expanded production at the plant in Cabo, state of Pernambuco, beginning in August 2004, going from 90,000 to 125,000 tons/year.
- ✓ The average level of capacity usage for the quarter was 89%, against 92% for the same period of 2004 and 93% for 4Q04, due to the increase in capacity at the Cabo plant.
- ✓ For 1Q05, Petroflex's sales volume was 83,100 tons, 6.8% lower in relation to the same period of 2004, although with a richer mix in products with greater added value. Domestic sales were 12.2% lower than in the same quarter of 2004, partially offset by a 4.8% increase in exports. The decrease in domestic sales is explained by the downturn of the domestic market, as well as the high inventory levels maintained by customers.
- ✓ Gross margin was 29.4%, with a considerable 13.8 p.p. increase in relation to 1Q04.
- ✓ EBITDA margin reached the record level of 22.3%, with an 11.2 p.p. increase in relation to 1Q04, explained by the realignment of prices charged by the company, in light of the increase in raw material costs, and the migration to products with greater margins.

Net Operating Revenue

In 1Q05, consolidated net operating revenue reached R$ 400.3 million, 29.0% higher than in the same period of 2004. This increase was mainly the result of the increase in the prices of thermoplastic resins and elastomers in 2004, despite the slight 0.8% decrease in total sales volume of our jointly-controlled subsidiaries, explained especially by Polibrasil and Petroflex.

Net Operating Revenue			Total Share of Suzano Petroquímica		
R$ million	1Q05	1Q04	1Q05	1Q04	Change %
Polibrasil (1)	403.8	337.1	201.9	168.6	19.8
Politeno	308.6	215.2	108.0	75.3	43.4
Petroflex	377.7	280.9	76.0	56.5	34.4
Rio Polímeros	43.3	29.5	14.4	9.8	46.8
Total	**-**	**-**	**400.3**	**310.2**	**29.0**

(1) Polibrasil Participações S.A.

- **Polibrasil:** For 1Q05, Polibrasil's net operating revenue reached R$ 403.8 million, increasing 19.8% in relation to the same period in 2004. This increase resulted mainly from a sharp rise in average sale prices, of approximately 37%, which offset the 12.7% decrease in volume sold.

  The contribution of Polibrasil's net operating revenue in our result was R$ 201.9 million, or 50.4% of our consolidated net revenue, a 3.9 p.p. decrease in relation to 1Q04.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Rio Polímeros:** Riopol's net operating revenue reached R$ 43.3 million, 46.8% greater than in the same period in 2004, due to higher polyethylene prices in the market, in addition to the 17.5% increase in pre-marketing sales.

  Our share of Riopol's net operating revenue reached R$ 14.4 million for the period, or 3.6% of our consolidated revenue.

- **Politeno:** Politeno's net operating revenue reached R$ 308.6 million for the quarter, representing a 43.4% increase in relation to the same period in 2004. This increase was the result of a significant increase in sale prices, approximately 13.5% higher, along with the sharp 26.3% rise in sales volume.

  Our share in Politeno's net operating revenue reached R$ 108.0 million in 1Q05. Politeno was responsible for 27.0% of our consolidated net revenue for the quarter, 2.7 p.p. higher than in 1Q04.

- **Petroflex:** Petroflex's net operating revenue reached R$ 377.7 million this quarter, 34.4% higher in relation to the same period of 2004. This increase was the result of the realignment of sale prices, which increased an average of 44.5%, and the larger share of products with greater added value in the mix, which more than offset the 6.8% decrease in sales volume. High-performance products (with greater added value) changed from 14% to 23% of total sales.

  Our share of Petroflex's net operating revenue reached R$ 76.0 million for 1Q05, representing 19.0% of our consolidated net revenue, a 0.8 p.p. increase in relation to 1Q04.

Cost of Sales

For 1Q05, the consolidated cost of sales increased 27.5% compared to the same period in 2004, reaching R$ 316.8 million. This increase is explained mainly by the increase in raw material costs in 2004 and also in 1Q05, despite the lower sales volume.

Cost of Sales	Total		Suzano Petroquímica Share		
R$ million	1Q05	1Q04	1Q05	1Q04	Change %
Polibrasil [1]	335.1	265.3	167.5	132.6	26.3
Politeno	234.1	170.2	81.9	59.6	37.5
Petroflex	266.6	237.0	53.6	47.7	12.5
Rio Polímeros	41.0	25.8	13.7	8.6	58.7
Total	-	-	**316.8**	**248.5**	**27.5**

(1) Polibrasil Participações S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Polibrasil:** For 1Q05, Polibrasil's cost of sales was R$ 335.1 million, representing a 26.3% increase in relation to the same period in 2004. This increase is primarily explained by a significant increase in the cost of propane, despite the decrease in volume sold.

  Our share in Polibrasil's cost of sales reached R$ 167.5 million for the period, or 52.9% of our consolidated cost of sales, 0.5 p.p. below the share in 1Q04, due to the lower volume sold.

- **Rio Polímeros:** Riopol's cost of sales reached R$ 41.0 million for the quarter, 58.7% greater than in the same period of 2004, due to the greater volume sold, as foreseen in the pre-marketing activity's scheduling.

  Our share of Riopol's cost of sales was R$ 13.7 million in 1Q05, or 4.3% of our consolidated cost of sales.

- **Politeno:** Politeno's cost of sales increased 37.5% in relation to 1Q04, reaching R$ 234.1 million. This increase resulted from the sharp growth in the cost of ethylene, due to the increase in petrochemical naphtha.

  Our share of Politeno's cost of sales was R$ 81.9 million for the quarter, or 25.9% of consolidated production cost, a 1.9 p.p. increase due to the greater volume sold.

- **Petroflex:** In Petroflex, the cost of sales was R$ 266.6 million, representing a 12.5% increase in relation to the same period of 2004. This increase was the result of 22.3% growth in raw material prices (butadiene, styrene and acrylonitrile), despite the decrease in volume sold.

  Our share of Petroflex's cost of sales reached R$ 53.6 million for the quarter, or 16.9% of our consolidated cost of sales, 2.3 p.p. below that for the same period of 2004, due to the smaller increase in raw materials as compared to the increase in ethylene and propane costs.

Gross Profit

The Company's gross profit for the quarter reached R$ 83.5 million, representing a 35.4% increase in relation to the gross profit for 1Q04. Gross margin was 20.9% for the same period, up 1.0 p.p. This increase in gross profit and margin reflects the result of our jointly-controlled subsidiaries, which successfully passed on in their prices the cost increase in the period, as follows:

Gross Margin %	1Q05	1Q04	Change (p
Polibrasil [1]	17.0	21.3	(4.3)
Politeno	24.1	20.9	3.2
Petroflex	29.4	15.6	13.8
Rio Polímeros	5.5	12.4	7.1

(1) Polibrasil Participações S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Polibrasil:** Polibrasil's gross margin for 1Q05 was 17.0%, representing a 4.3 p.p. decrease in relation to the gross margin for the same period in 2004. This lower margin was due to the higher cost level of propane and the smaller volume sold, mainly in 1Q05.

- **Politeno:** Politeno's gross margin was 24.1%, representing a 3.2 p.p. increase in relation to 1Q04. This greater margin was generated by higher prices, along with greater sales volume, which offset the increase in raw material.

- **Petroflex:** In Petroflex, gross margin reached 29.4%, 13.8 p.p. higher than in 1Q04, which is explained by the successful policy of realigning the prices charged by the company in light of the increase in its raw materials.

- **Rio Polímeros:** Rio Polímeros' gross margin from the resale of products (pre-marketing) was 5.5%, 7.1 p.p. lower in relation to the same period in 2004, although still higher than the expectations for pre-marketing.

Selling, General and Administrative Expenses

During the 1Q05, selling, general and administrative expenses increased 29.7%, compared to the same period of 2004, to R$ 40.0 million. In relation to the prior quarter, expenses were only 2.4% higher. This increase is explained by the following:

- **Company:** For 1Q05, selling, general and administrative expenses of the Company reached R$ 4.4 million, increasing 9.8% in relation to the same period of 2004, mainly explained by higher expenses resulting from the repositioning in the capital market, including the creation of the investor relations and finance department, previously run by the holding company. The company's general and administrative expenses accounted for 11.1% of the consolidated amount.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 36.3 million, increasing 24.0% in relation to the same period of 2004, mainly due to the increase in personnel, material and freight expenses, especially for exports, despite the smaller volume sold. Our share of Polibrasil's selling, general and administrative expenses reached R$ 18.2 million, or 45.4% of the consolidated amount.

- **Rio Polímeros:** Riopol's selling, general and administrative expenses reached R$ 2.6 million, increasing 139.2% in relation to the same period of 2004, as a result of the increase in headcount, in order to prepare Riopol for the operating phase, in addition to the greater volume sold by the pre-marketing activity. Riopol's share of consolidated general and administrative expenses was 3.9%, or R$ 1.5 million.

- **Politeno:** Politeno's selling, general and administrative expenses reached R$ 26.5 million, increasing 50.4% in relation to the same period of 2004. Growth is due to the greater sales volume for the quarter, thus increasing expenses on freight to the domestic and export markets, export expenses, allowance for doubtful accounts and the reserve for employees' profit sharing. Politeno's selling, general and administrative expenses represented 23.2% of our consolidated amount, or R$ 9.3 million for the quarter.

- **Petroflex:** Petroflex's selling, general and administrative expenses reached R$ 31.8 million, increasing 43.1% in relation to the same period of 2004, mainly due to the increase in expenses on freight for finished product sales, in addition to the nonrecurring effect of the export incentive in 1Q04, in the amount of R$ 5.7 million. Our share of Petroflex's selling, general and administrative expenses reached R$ 6.4 million, or 15.0% of our consolidated amount.

EBITDA

The consolidated EBITDA reached R$ 54.2 million, increasing 20.4% in relation to the EBITDA achieved in 1Q04. This increase is mainly explained by the increase in the EBITDA of our jointly-controlled subsidiaries. However, the EBITDA margin was 13.5%, 1.0 p.p. lower than that for the same period of 2004.


Ebitda Evolution
(R$ millions)
100
75
50
25
0
20%
15%
10%
5%
0%
15.2%
12.8%
14.2%
17.5%
14.0%
47.1
51.2
63.6
79.0
56.2
1Q04
2Q04
3Q04
4Q04
1Q05
Ebitda
Margin

EBITDA	Total			Share of Suzano Petroquímica	
R$ million	1Q05	1Q04	Change	1Q05	1Q04
Polibrasil [1]	49.9	62.9	(20.6)	25.0	31.4
Politeno	51.2	32.8	56.0	17.9	11.5
Petroflex	84.1	31.3	169.0	16.9	6.3
Rio Polímeros	(1.6)	1.7	-	(0.5)	0.6

(1) Polibrasil Participações S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

- **Polibrasil:** Polibrasil's EBITDA margin for 1Q05 was 12.4%, a 6.2 p.p. decrease in relation to EBITDA margin for 1Q04. This decrease in the margin is the result of the increase in production costs and lower sales volumes, in addition to the lower production volume which increased fixed costs per ton. In addition, EBITDA margin was 7.7 p.p. below that for the fourth quarter, this time due to a slight decrease in the average sale price charged in the period, smaller sales volume, and a greater unit production cost.

- **Riopol:** Riopol had a negative EBITDA of R$ 1.6 million for the first quarter, a normal result for the pre-marketing activity, which consists of the resale of third-party products. For the first quarter of 2004, R$ 1.7 million was generated by favorable market conditions.

- **Politeno:** Politeno's EBITDA margin was 16.6%, representing a 1.3 p.p. increase in relation to EBITDA margin for 1Q04. The increase in margin was the result of the rise in sale prices over the last 12 months, which more than offset the increase in production costs and cost of sales, in addition to the greater volume sold reducing fixed unit costs.

- **Petroflex:** Petroflex's EBITDA margin was 22.3%, representing an 11.2 p.p. increase in relation to EBITDA margin for 1Q04. Once again, this good performance was the result of the new policy of realigning prices, in practice since the fourth quarter of 2004, the reduction in fixed costs as a result of investments in modernization of plants, and the greater share of special high-performance products in the sales mix.

Net Financial Result

In 1Q05, our consolidated net financial result was negative by R$ 7.9 million, slightly less than the negative result of R$ 8.1 million for the same period of 2004, mainly due to an improvement in the financial result of Polibrasil, benefited by the appreciation of the Brazilian real and a small financial income due to the devaluation of the Brazilian real on the cash of Suzanopar Ltd. abroad, despite the increase in Petroflex's financial expenses, as a result of the greater need of working capital.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Income and Social Contribution Taxes

Consolidated income and social contribution taxes for the quarter were R$ 7.7 million, compared to income and social contribution taxes of R$ 6.4 million for the same period in 2004. This small increase is mainly related to the increase in taxable income over the period.

Net Income/Loss for the Period

Consolidated net income for 1Q05 was R$ 27.0 million, compared to R$ 19.4 million for the same period of 2004, rising 39.3%. This increase in net income is explained by the increase in income from operations of our jointly-controlled subsidiaries.

Cash and Debt

Consolidated net debt as of March 31, 2005 reached R$ 598.0 million, compared to R$ 556.7 million at the end of 2004, increasing 7.4% over the period. This increase is explained by: an increase in the indebtedness of Rio Polímeros (+ 6.6%), resulting from the execution of the project, a small increase in the indebtedness of Polibrasil (+ 7.3%) to finance the smaller cash generation in 1Q05 due to the lower sales volume, and also due to a decrease in the cash of Suzanopar Petroquímica Ltd., as a result of the Brazilian currency appreciation over the period. Suzanopar is a company indirectly controlled by Suzano Petroquímica and has funds in U.S. dollars, most of which intended for capital contributions in Rio Polímeros.

Recent Events

- ✓ Election of the new Board of Directors, now composed of 9 members, of which 5 representatives of the controlling group, 3 independents, and 1 representative of the minority shareholders;
- ✓ Approval of the payment of dividends of R$ 0.12 per share, which will be paid on 05/31/2005.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1-ITEM	2-COMPANY NAME	3- FEDERAL TAXPAYERS CODE	4- CLASSIFICATION	5- SHARE OF CAPITAL %	6-RELEVANCE ON COMPANY'S EQUITY %	7-TYPE OF COMPANY	8-QUANTITY OF SHARES OWNED CURRENTLY (IN THOUSANDS)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSANDS)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	83.22	1	663,116	663,116
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.00	1	144.376	144,376
3	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	28.35	1	120,606	120,606
4	POLIPROPILENO S/A	13.604.087/0001-58	5	98.11	29.60	1	121,530,186	121,530,186
5	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.89	17.78	1	22,418,888	22,418,888
6	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	40.24	1	342,618	322,883

4 - CLASSIFICATION:
1- PUBLIC OWNED SUBSIDIARY
2- PUBLIC OWNED AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INDIRECT SUBSIDIARY/AFFILIATE

7 - TYPE OF COMPANY:
1- COMMERCIAL, MANUFACTURING AND OTHER
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

16.01 - OTHER RELEVANT INFORMATION

In compliance with the Regulation on Differentiated Practices of Corporate Governance (Level 2), we present below the stock position of every investor or shareholder with more than 5% of voting capital, either directly or indirectly, including individuals, as of March 31, 2005.

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Suzano Holding S.A.	97,365,154	99.99%	9,246,794	7.15%	106,611,948	47.03%
Other	10,292	0.01%	120,073,140	92.85%	120,083,432	52.97%
Total	97,375,446	100.00%	129,319,934	100.00%	226,695,380	100.00%

COMPOSITION OF CAPITAL STOCK - SUZANO HOLDING S.A.
CAPITAL STOCK - R$1,050,000,000.00

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
FANNY FEFFER	13,203,156	27.50%	9,144,528	22.41%	22,347,684	25.17%
BETTY V. FEFFER	10,799,025	22.50%	9,126,997	22.37%	19,926,022	22.44%
DANIEL FEFFER	5,999,454	12.50%	4,893,081	11.99%	10,892,535	12.27%
DAVID FEFFER	5,999,454	12.50%	4,870,882	11.94%	10,870,336	12.24%
JORGE FEFFER	5,999,454	12.50%	4,868,721	11.93%	10,868,175	12.24%
RUBEN FEFFER	5,999,454	12.50%	4,866,680	11.93%	10,866,134	12.24%
Other	3		3,029,111	7.42%	3,029,114	3.41%
Total	48,000,000	100.00%	40,800,000	100.00%	88,800,000	100.00%

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of March 31, 2005, and the related statements of income for the quarter then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended March 31, 2005, whose investment amounts to R$395,461 thousand and represents 38.66% of the Company's assets, whose assets represent 45.56% of total consolidated assets, and generated an equity loss of R$522 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4. The statement of cash flows for the quarter ended March 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We have audited the consolidated and individual balance sheets as of December 31, 2004, presented for comparative purposes, and our opinion thereon, dated January 21, 2005, includes no qualifications. The statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified review report (on individual information) and a comfort letter on consolidated information, dated May 7, 2004 and April 27, 2005, respectively.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	17,528	17,528	15,423	15,423
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(265)	(265)	(568)	(568)
3.06.03	FINANCIAL	434	434	(28)	(28)
3.06.03.01	INTEREST INCOME	577	577	158	158
3.06.03.02	INTEREST EXPENSE	(143)	(143)	(186)	(186)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	17,359	17,359	16,019	16,019
3.07	OPERATING RESULT	17,528	17,528	15,423	15,423
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	17,528	17,528	15,423	15,423
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(107)	(107)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	17,421	17,421	15,423	15,423
	QUANTITY OF SHARES (except treasury shares - in thousands)	663,116	663,116	629,703	629,703
	INCOME PER SHARE	0.02627	0.02627	0.02449	0.02449
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	13,362	13,362	8,340	8,340
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(263)	(263)	(217)	(217)
3.06.03	FINANCIAL	86	86	46	46
3.06.03.01	INTEREST INCOME	87	87	51	51
3.06.03.02	INTEREST EXPENSE	(1)	(1)	(5)	(5)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	13,539	13,539	8,511	8,511
3.07	OPERATING INCOME	13,362	13,362	8,340	8,340
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	13,362	13,362	8,340	8,340
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	13,362	13,362	8,340	8,340
	QUANTITY OF SHARES (except treasury shares - in thousands)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.09255	0.09255	0.05777	0.05777
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	11,897	11,897	20,725	20,725
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(154)	(154)	(34)	(34)
3.06.03	FINANCIAL	(19)	(19)	(9)	(9)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSE	(19)	(19)	(9)	(9)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	12,070	12,070	20,768	20,768
3.07	OPERATING INCOME	11,897	11,897	20,725	20,725
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	11,897	11,897	20,725	20,725
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	11,897	11,897	20,725	20,725
	QUANTITY OF SHARES (except treasury shares - in thousands)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.04932	0.04932	0.08592	0.08592
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2005 TO 03/31/2005	4- FROM 01/01/2005 TO 03/31/2005	5- FROM 01/01/2004 TO 03/31/2004	6- FROM 01/01/2004 TO 03/31/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	58,513	58,513	39,075	39,075
3.02	DEDUCTIONS OF GROSS REVENUE	(15,228)	(15,228)	(9,581)	(9,581)
3.03	NET REVENUE (SALES AND SERVICES)	43,285	43,285	29,494	29,494
3.04	COST OF GOODS AND SERVICES SOLD	(41,008)	(41,008)	(25,843)	(25,843)
3.05	GROSS PROFIT	2,277	2,277	3,651	3,651
3.06	OPERATING EXPENSES/REVENUES	(4,600)	(4,600)	(1,898)	(1,898)
3.06.01	SELLING EXPENSES	(4,638)	(4,638)	(1,939)	(1,939)
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	38	38	41	41
3.06.03.01	INTEREST INCOME	76	76	46	46
3.06.03.02	INTEREST EXPENSE	(38)	(38)	(5)	(5)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	(2,323)	(2,323)	1,753	1,753
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(2,323)	(2,323)	1,753	1,753
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(413)	(413)
3.11	DEFERRED INCOME TAX	756	756	(185)	(185)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(1,567)	(1,567)	1,155	1,155
	QUANTITY OF SHARES (except treasury shares - in thousands)	1,027,853	1,027,853	813,129	813,129
	INCOME PER SHARE			0.00142	0.00142
	LOSS PER SHARE	(0.00152)	(0.00152)		

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

INDEX